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Exhibit 2.1

AGREEMENT AND
PLAN OF REORGANIZATION

by and among

UNIVISION COMMUNICATIONS INC.,

UNIVISION ACQUISITION CORPORATION

and

HISPANIC BROADCASTING CORPORATION

dated as of June 11, 2002

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3.7	Compliance	15
3.8	SEC Documents	16
3.9	Litigation	17
3.10	Absence of Certain Changes	17
3.11	Taxes	17
3.12	Employee Benefit Plans	18
3.13	Labor Matters	18
3.14	No Brokers	18
3.15	Opinion of Financial Advisor	19
3.16	Insurance	19
3.17	Properties	19
3.18	Environmental Laws	19
3.19	Takeover Statute; Section 16	19
3.20	Airplay	19
3.21	FCC Matters	20
ARTICLE IV COVENANTS
4.1	Alternative Proposals	20
4.2	Interim Operations	22
4.3	Meetings of Stockholders	25
4.4	Filings, Other Action	26
4.5	Third-Party Consents	27
4.6	Inspection of Records	27
4.7	Publicity	28
4.8	Legistration Statement	28
4.9	Listing Application	28
4.10	Further Action	29
4.11	Affiliate Letters	29
4.12	Expenses	29
4.13	Insurance; Indemnity	29
4.14	Employee Benefit Plans	30
4.15	Stock Option Plans	31
4.16	Cooperation, Notification	33
4.17	Post-Merger Board of Directors	33
4.18	Post-Merger Management	33
4.19	Ancillary Actions and Agreements	33
4.20	Non-Interference	33
4.21	No Additional Representations and Warranties	33
4.22	SAR's	34
ARTICLE V CONDITIONS
5.1	Conditions to Each Party's Obligation to Effect the Merger	34
5.2	Conditions to Obligation of HBC to Effect the Merger	35
5.3	Conditions to Obligation of Univision to Effect the Merger	36

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ARTICLE VI TERMINATION
6.1	Termination by Mutual Consent	37
6.2	Termination by Either Univision or HBC	37
6.3	Termination by HBC	37
6.4	Termination by Univision	38
6.5	Effect of Termination and Abandonment	38
6.6	Extension, Waiver	39
ARTICLE VII GENERAL PROVISIONS
7.1	Nonsurvival of Representations, Warranties and Agreements	39
7.2	Notices	40
7.3	Assignment; Binding Effect	40
7.4	Entire Agreement	40
7.5	Amendment	40
7.6	Governing Law	40
7.7	Counterparts	40
7.8	Headings	41
7.9	Interpretation	41
7.10	Waivers	41
7.11	Incorporation of Exhibits	41
7.12	Severability	41
7.13	Enforcement of Agreement	41
7.14	Subsidiaries	41
7.15	Waiver Of Jury Trial	41

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AGREEMENT AND PLAN OF REORGANIZATION

        This AGREEMENT AND PLAN OF REORGANIZATION (this "Agreement"), dated as of June 11, 2002, is by and among Univision Communications Inc., a Delaware corporation ("Univision"), Hispanic Broadcasting Corporation, a Delaware corporation ("HBC"), and Univision Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Univision ("Merger Sub").

RECITALS

        A.    HBC and Univision have determined to engage in a business combination whereby Merger Sub will be merged with and into HBC, with HBC continuing as the surviving corporation of such merger and a direct wholly-owned subsidiary of Univision.

        B.    The respective boards of directors of HBC, Univision and Merger Sub have approved and declared advisable this Agreement and the Merger (as defined below).

        C.    To induce Univision to enter into this Agreement, certain stockholders of HBC have executed a stockholder support agreement ("HBC Stockholder Support Agreement") with Univision in the form of Exhibit A.

        D.    To induce HBC to enter into this Agreement, the principal stockholder of Univision has executed a stockholder support agreement ("Univision Stockholder Support Agreement") with HBC in the form of Exhibit B.

        E.    For United States federal income tax purposes, it is intended that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and this Agreement is intended to be and is adopted as a plan of reorganization within the meaning of Section 368 of the Code.

ARTICLE I

THE MERGER

        1.1    The Merger.    Subject to the terms and conditions of this Agreement and subject to the provisions of Section 1.12 of this Agreement, at the Effective Time (as defined in Section 1.2 below), Merger Sub will be merged with and into HBC, in accordance with the General Corporation Law of the State of Delaware (the "DGCL") and with the effect provided therein (collectively with the Forward Merger (as defined in Section 1.12), the "Merger"). HBC shall be the surviving corporation (the "Surviving Corporation") and shall become a wholly-owned subsidiary of Univision and the separate corporate existence of Merger Sub will cease. Notwithstanding the foregoing, in the event that the Forward Merger is necessitated pursuant to Section 1.12, at the Effective Time, HBC will be merged with and into Merger Sub, in accordance with the DGCL and with the effect provided therein. In such case, Merger Sub will be the Surviving Corporation resulting from the Merger and shall remain a wholly-owned subsidiary of Univision and the separate corporate existence of HBC will cease.

        1.2    Effective Time.    Subject to the provisions of this Agreement, the parties will cause the Merger to be consummated by filing an appropriate certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware in such form as required by, and executed in accordance with, the relevant provisions of the DGCL, as soon as practicable on or after the Closing Date (as defined in Section 1.3 below). The Merger will become effective upon such filing or at such time thereafter as is provided in the Certificate of Merger (the "Effective Time").

        1.3    Closing of the Merger.    The closing of the Merger (the "Closing") will take place at a time and on a date to be specified by the parties, which will be no later than the last business day of the month in which the conditions set forth in ARTICLE V (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the fulfillment or waiver of those conditions) are satisfied or waived (the "Closing Date"), at the offices of O'Melveny & Myers LLP, 1999 Avenue of the Stars, Los Angeles, California, unless the parties agree to another time, date or place in writing.

        1.4    Effects of the Merger.    The Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all properties, rights, privileges, powers and franchises of HBC and Merger Sub will vest in the Surviving Corporation, and all debts, liabilities and duties of HBC and Merger Sub will become the debts, liabilities and duties of the Surviving Corporation.

        1.5    Certificate of Incorporation and By-laws.    The certificate of incorporation and bylaws of HBC shall be amended in the Merger to read in their entirety as set forth on Exhibits C and D hereto, and, as so amended will be the certificate of incorporation and bylaws of the Surviving Corporation until respectively amended in accordance with their terms and applicable law; provided, however, that in the event that the Forward Merger is effected pursuant to Section 1.1, the certificate of incorporation and bylaws of Merger Sub in effect immediately prior to the Effective Time shall be the certificate of incorporation and bylaws of the Surviving Corporation until respectively amended in accordance with their terms and applicable law, except that the certificate of incorporation of Merger Sub shall be amended to reflect a change of the name of the Surviving Corporation to "Hispanic Broadcasting Corporation."

        1.6    Directors.    The directors of Merger Sub at the Effective Time will be the initial directors of the Surviving Corporation, each to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until such director's successor is duly elected and qualified.

        1.7    Officers.    The officers of HBC as of the Effective Time will be the initial officers of the Surviving Corporation until any such officer's successor is duly elected or appointed and qualified.

        1.8    Conversion of Shares.

        (a)  Subject to Section 1.8(c), Section 1.10(c), Section 1.11 and Section 1.12, at the Effective Time and without any action on the part of the holder thereof, each issued and outstanding share of Class A Common Stock, $.001 par value of HBC ("HBC Class A Common Stock") and each issued and outstanding share of Class B Common Stock, $.001 par value of HBC ("HBC Class B Common Stock" and together with the HBC Class A Common Stock, the "HBC Stock"), will convert into the right to receive .85 of a share of Class A Common Stock, $.01 par value of Univision ("Univision Class A Stock"); provided, however, that in the event that a Forward Merger is effected pursuant to Section 1.1, (x) each issued and outstanding share of HBC Class A Common Stock will convert into the right to receive .85 of a share of Univision Class A Common Stock and (y) each issued and outstanding share of HBC Class B Common Stock will convert into the right to receive .85 of a share of Class B Common Stock, $.01 par value, of Univision (the "Univision Class B Stock" and collectively with the Univision Class A Stock, the "Univision Stock"). The amount of Univision Stock to be received for each share of HBC Stock, the "Merger Consideration" and the ratio of Univision Stock to be received for each share of HBC Stock, the "Exchange Ratio."

        (b)  As a result of the Merger, each issued and outstanding share of Merger Sub Common Stock will convert into one share of HBC Class A Common Stock; provided, however, that in the event that the Forward Merger is effected pursuant to Section 1.1, each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time.

        (c)  Notwithstanding anything contained in this Section 1.8 to the contrary, each share of HBC Stock issued and held in HBC's treasury immediately before the Effective Time, and each share of HBC Stock held by Univision, Merger Sub, any other Subsidiary of Univision or any Subsidiary of HBC immediately before the Effective Time, will, by virtue of the Merger, cease to be outstanding and will be cancelled and retired without payment of any consideration therefor.

        1.9    Exchange Procedure.

        (a)  Promptly following the Closing Date, Univision will deposit (or cause to be deposited) with Bank of New York (the "Exchange Agent"), for the benefit of the holders of certificates (or other evidence of ownership) representing the shares of HBC Stock issued and outstanding as of the Effective Time (collectively "HBC Certificates"), certificates (or other evidence of ownership) representing the shares of Univision Stock ("Univision Certificates") to be issued in accordance with this ARTICLE I (the "Exchange Fund").

        (b)  As soon as reasonably practicable after the Effective Time, the Exchange Agent will mail to each holder of record of HBC Stock immediately before the Effective Time (excluding any shares of HBC Stock cancelled pursuant to Section 1.8(c)):

          (1)  a letter of transmittal (the "Letter of Transmittal") (which will specify that delivery will be effected, and risk of loss and title to the HBC Certificates will pass, only upon delivery of such HBC Certificates to the Exchange Agent and will be in such form and have such other provisions as Univision specifies), and

          (2)  instructions for use in effecting the surrender of the HBC Certificates in exchange for the Merger Consideration with respect to the shares of HBC Stock formerly represented thereby.

        (c)  If any portion of the Merger Consideration is to be paid to a Person other than the holder of record of HBC Stock, it will be a condition to such payment that the HBC Certificate(s) so surrendered will be properly endorsed or otherwise be in proper form for transfer (with the signature or signatures thereof guaranteed to the extent required by the Letter of Transmittal) and that the Person requesting such payment will pay to the Exchange Agent any taxes required as a result of such payment to a person other than the registered holder of such HBC Certificate(s) or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

        (d)  Upon surrender of an HBC Certificate for cancellation to the Exchange Agent, together with the Letter of Transmittal, duly executed, and such other documents as Univision or the Exchange Agent reasonably request, the holder of such HBC Certificate will be entitled to receive as promptly as practicable in exchange therefor a Univision Certificate representing that number of shares of Univision Stock, if any, which such holder has the right to receive pursuant to this ARTICLE I, and the HBC Certificate so surrendered will be cancelled. Until surrendered as contemplated by this Section 1.9, each HBC Certificate will be deemed at any time after the Effective Time to represent only the right to receive the Merger Consideration with respect to the shares of HBC Stock formerly represented thereby.

        1.10    Dividends, Fractional Shares, Etc.

        (a)  Notwithstanding any other provisions of this Agreement, no dividends or other distributions declared after the Effective Time on Univision Stock will be paid with respect to any shares of Univision Stock issuable upon surrender of an HBC Certificate, until such HBC Certificate is surrendered for exchange as provided in this Agreement. Subject to the effect of applicable laws, following surrender of any such HBC Certificate, there will be paid to the holder of the Univision Certificates issued in exchange therefor, without interest,

          (1)  at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time payable with respect to such whole shares of Univision Stock and not paid, less the amount of any withholding taxes which may be required thereon, and

          (2)  at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but before surrender and a payment date subsequent to surrender payable with respect to such whole shares of Univision Stock, less the amount of any withholding taxes which may be required thereon.

        (b)  At or after the Effective Time, there will be no transfers on the stock transfer books of Surviving Corporation of the shares of HBC Stock, which were outstanding immediately before the Effective Time. If, after the Effective Time, HBC Certificates are presented to the Surviving Corporation, they will be cancelled and exchanged in accordance with the procedures set forth in this ARTICLE I. HBC Certificates surrendered for exchange by any person constituting an "affiliate" of HBC for purposes of Rule 145(c) under the Securities Act of 1933, as amended (the "Securities Act"), will not be exchanged until Univision has received a written agreement from such person as provided in Section 4.11.

        (c)  No fractional shares (and no certificates or scrip representing fractional shares) of Univision Stock will be issued pursuant to the Merger. In lieu of the issuance of any fractional share of Univision Stock pursuant to the Merger, cash adjustments will be paid to holders in respect of any fractional share of Univision Stock that would otherwise be issuable, and the amount of such cash adjustment will be equal to the product of such fractional amount and the average of the last reported sales price per share of Univision Class A Common Stock as reported on the New York Stock Exchange for the five trading days immediately before the Effective Time.

        (d)  Any portion of the Exchange Fund (including the proceeds of any investments thereof and any shares of Univision Stock) that remains unclaimed by the former stockholders of HBC six months after the Effective Time will be delivered to Univision. Any former stockholder of HBC who has not theretofore complied with this ARTICLE I will thereafter look only to Univision for payment of the Merger Consideration, cash in lieu of fractional shares and unpaid dividends and distributions on the Univision Stock deliverable pursuant to this Agreement, without any interest thereon. Any profit resulting from, or interest or income produced by, the Exchange Fund shall be payable to Univision upon its request.

        (e)  None of Univision, HBC, the Surviving Corporation, the Exchange Agent or any other person will be liable to any former holder of shares of HBC Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

        (f)    If any HBC Certificate is lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such HBC Certificate to be lost, stolen or destroyed and, if required by Univision, the posting by such person of a bond in such reasonable amount as Univision may direct as indemnity against any claim that may be made against it with respect to such HBC Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed HBC Certificate the Merger Consideration, cash in lieu of fractional shares, if any, and unpaid dividends and distributions on shares of Univision Stock, if any, as provided in this Section 1.10, deliverable in respect thereof pursuant to this Agreement.

        1.11    Exchange Ratio Adjustments.

        (a)  If Univision changes the number of shares of Univision Class A Common Stock or Univision Class B Common Stock (if any) issued and outstanding before the Effective Time as a result of a stock split, stock dividend or similar recapitalization with respect to such stock and record date therefor (in the case of a stock dividend) or the effective date thereof (in the case of a stock split or similar recapitalization for which a record date is not established) shall be before the Effective Time, the Exchange Ratio shall be proportionately adjusted.

        (b)  If, before the Effective Time, Univision shall consummate a merger, consolidation, share exchange or other reorganization, or any other transaction with another person pursuant to which the holders of Univision Class A Common Stock receive or become entitled to receive securities, cash or other assets or any combination thereof, each holder of HBC Stock shall be entitled to receive at the Effective Time for each share of HBC Stock, that amount of securities, cash or other assets that such holder would have received or become entitled to receive had such holder been the record holder of the number of shares of Univision Stock issuable to such holder of HBC Stock pursuant to Section 1.8(a) had the Effective Time occurred immediately before the consummation of such transaction; provided, however, that if the consideration in such merger, consolidation, share exchange or other reorganization causes the attribution of the combined entity's FCC licenses to any holder of HBC Class B Stock, such holder shall be entitled to receive non-voting securities of such combined entity or such other consideration necessary for such FCC licenses to not be attributable to such holder.

        1.12    Restructure of Transaction.    Notwithstanding anything in this Agreement to the contrary, if at any time prior to the Effective Time, the FCC (as defined below) determines that the holders of HBC Class B Common Stock will have an attributable interest in Univision under the Federal Communications Act or any of its rules or regulations at or following the Effective Time, then the Merger shall be effected pursuant to a merger of HBC with and into Merger Sub, with Merger Sub being the Surviving Corporation (the "Forward Merger"). The parties agree to take all reasonable actions, including amending this Agreement and executing any certificates, agreements or instruments necessary in order to effect the intended purposes of this Section 1.12. In addition, Univision shall have added to its conditions in Section 5.3 the receipt of a written opinion of O'Melveny & Myers LLP, special counsel to Univision, based upon the representation letters described in Section 5.2(c) and dated the Closing Date, substantially to the effect of the opinions set forth in Section 5.2(c)(3), substituting in clause (c) "Univision, HBC and Merger Sub" for "stockholders of HBC" and deleting the parenthetical clause in clause (c)(3).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF HBC

        Except as set forth in the disclosure letter delivered at or before the execution of this Agreement to Univision (the "HBC Disclosure Letter") or in the HBC Reports (as defined below)(which disclosures shall be deemed to qualify each representation and warranty, as applicable, notwithstanding any specific Section or Schedule reference or lack thereof if it is manifestly evident that it applies to such other section as well), HBC represents and warrants to Univision as follows:

        2.1    Existence; Good Standing; Corporate Authority.    HBC is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. HBC is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a material long-term adverse effect on the business, results of operations or financial condition of HBC and its Subsidiaries taken as a whole (other than as a result of (i) changes in general U.S. economic conditions or capital markets, (ii) changes generally affecting the radio, television or advertising industries, (iii) cyclical changes or other short term changes of the business, results of operations or financial condition of HBC and its Subsidiaries taken as a whole, (iv) changes attributable to the announcement or pendency of the Merger or the Transactions and (v) changes in the market price or trading volume of HBC Class A Common Stock (an "HBC Material Adverse Effect")). HBC has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of HBC's Subsidiaries (as defined in Section 7.14) is a corporation, partnership or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have an HBC Material Adverse Effect.

The copies of HBC's Second Amended and Restated Certificate of Incorporation, as amended, and Amended and Restated Bylaws previously made available to Univision are true and correct.

        2.2    Authorization, Validity and Effect of Agreements.    HBC has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the adoption of this Agreement and the transactions contemplated hereby (the "Transactions") by the holders of a majority of the outstanding shares of HBC Class A Common Stock and by the holders of a majority of the outstanding shares of HBC Class B Common Stock, the consummation by HBC of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of HBC, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        2.3    Capitalization.    The authorized capital stock of HBC consists of 175,000,000 shares of HBC Class A Common Stock, $.001 par value, 50,000,000 shares of HBC Class B Common Stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value (the "HBC Preferred Stock"). As of May 1, 2002, there were 80,395,972 shares of HBC Class A Common Stock, 28,312,940 shares of HBC Class B Common Stock and no shares of HBC Preferred Stock issued and outstanding. Since such date,

        (a)  no additional shares of capital stock of HBC have been issued, except pursuant to the terms existing on the date of this Agreement of HBC's Long-Term Incentive Plan and HBC's Employee Stock Purchase Plan (the "HBC Stock Plans") and

        (b)  no options or other rights to acquire shares of HBC's capital stock have been granted (other than an aggregate of 5,761,251 options to acquire HBC Class A Common Stock granted pursuant to the terms existing on the date of this Agreement of the HBC Stock Plans). No award agreement covering options granted since 1998 permits the right to a stock appreciation right upon the change of control caused by the Merger. An example of each form of award agreement executed pursuant to the HBC Stock Plans has been delivered previously to Univision. HBC has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of HBC on any matter. All issued and outstanding shares of HBC Stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Other than as set forth above or as listed on the HBC Disclosure Letter, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate HBC or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of HBC or any of its Subsidiaries.

        2.4    Subsidiaries.    HBC owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such HBC Subsidiary) of each of HBC's Subsidiaries, free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. Each of the outstanding shares of capital stock of each of HBC's corporate Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, each of the outstanding partnership interests of each HBC Subsidiary that is a partnership has been duly authorized by such partnership and each of the outstanding limited liability company interests of each HBC Subsidiary that is a limited liability company has been duly authorized by such limited liability company. The following information for each Subsidiary of HBC has been previously provided to Univision, if requested and if applicable:

        (a)  its name and jurisdiction of incorporation or organization;

        (b)  authorized capital stock or share capital; and

        (c)  the number of issued and outstanding shares of capital stock, share capital, partnership interests or limited liability company interests.

        2.5    Other Interests.    Except for interests in HBC Subsidiaries, neither HBC nor any HBC Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business trust or other entity.

        2.6    No Conflict; Required Filings and Consents.

        (a)  The execution and delivery of this Agreement by HBC do not, and the consummation by HBC of the Transactions will not,

          (1)  conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of

            (i)    HBC or

            (ii)  any HBC Subsidiary,

          (2)  subject to making the filings and obtaining the approvals identified in Section 2.6(b) of this Agreement, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to HBC or any HBC Subsidiary or by which any property or asset of HBC or any HBC Subsidiary is bound or affected, or

          (3)  subject to making the filings and obtaining the approvals identified in Section 2.6(b) of this Agreement, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of HBC or any HBC Subsidiary pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation (collectively, a "Contract") to which HBC or any HBC Subsidiary is a party or by which HBC or any HBC Subsidiary or any property or asset of HBC or any HBC Subsidiary is bound or affected, except, in the case of clauses (1)(ii), (2) and (3), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent HBC from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        (b)  The execution and delivery of this Agreement by HBC do not, and the consummation by HBC of the Transactions will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign (each a "Governmental Entity") or self-regulatory organization, except

        (1)  for:

            (i)    applicable requirements, if any, of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act, state securities or "blue sky" laws ("Blue Sky Laws") and state takeover laws,

            (ii)  the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"),

            (iii)  applicable filings with and approvals of the Federal Communications Commission (the "FCC") pursuant to the Communications Act of 1934, as amended, and any regulations promulgated thereunder (the "Communications Act"),

            (iv)  filing of the Certificate of Merger as required by the DGCL,

            (v)  applicable requirements, if any, of the Code and state, local and foreign tax laws, and

            (vi)  applicable requirements, if any, of the New York Stock Exchange, Inc., or

          (2)  where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent HBC from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        2.7    Compliance.    HBC and each HBC Subsidiary is in compliance with

        (a)  all laws, rules, regulations, orders, judgments and decrees applicable to HBC or any HBC Subsidiary or by which any property or asset of HBC or any HBC Subsidiary is bound or affected, and

        (b)  all Contracts to which HBC or any HBC Subsidiary is a party or by which HBC or any HBC Subsidiary or any property or asset of HBC or any HBC Subsidiary is bound or affected,

in each case except where failure to comply would not, individually or in the aggregate, have an HBC Material Adverse Effect. HBC and the HBC Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have, individually or in the aggregate, an HBC Material Adverse Effect. HBC and the HBC Subsidiaries that are FCC licensees are financially qualified, and to the Knowledge (as defined in Section 7.9) of HBC, are otherwise qualified to be FCC licensees. HBC is not aware of any facts or circumstances with respect to its or any HBC Subsidiary's assets, operations or FCC licenses that might prevent or delay any necessary FCC approval of the Transactions, other than the need to obtain waivers from the FCC of its multiple ownership rules.

        2.8    SEC Documents.

        (a)  HBC has filed all forms, reports and documents required to be filed by it with the Securities and Exchange Commission ("SEC") since December 31, 1999 (collectively, the "HBC Reports"). As of their respective dates, the HBC Reports and any such reports, forms and other documents filed by HBC with the SEC after the date of this Agreement

          (1)  complied, or will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder and

          (2)  did not, or will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

The representation in clause (2) of the preceding sentence shall not apply to any misstatement or omission in any HBC Report filed before the date of this Agreement which was superseded by a subsequent HBC Report filed before the date of this Agreement. No HBC Subsidiary is required to file any report, form or other document with the SEC.

        (b)  Each of the consolidated balance sheets of HBC included in or incorporated by reference into any HBC Reports (including the related notes and schedules) fairly presents the consolidated financial position of HBC and the HBC Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows of HBC included in or incorporated by reference into any HBC Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of HBC and the HBC Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither HBC nor any HBC Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a consolidated balance sheet of HBC or in the notes thereto, prepared in accordance with United States generally accepted accounting principles consistently applied, except for

          (1)  liabilities or obligations that were so reserved on, or reflected in (including the notes to), the consolidated balance sheet of HBC as of December 31, 2001;

          (2)  liabilities or obligations arising in the ordinary course of business since December 31, 2001; and

          (3)  liabilities or obligations that would not, individually or in the aggregate, have an HBC Material Adverse Effect.

        2.9    Litigation.    There are no actions, suits, arbitration proceedings or other proceedings pending against HBC or any HBC Subsidiary or, to the Knowledge of HBC, threatened against HBC or any HBC Subsidiary, at law or in equity, or before or by any federal, state or municipal court, commission, board, bureau, agency or instrumentality, that could reasonably be expected to have an HBC Material Adverse Effect. Neither HBC nor any HBC Subsidiary is subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter, consent decree or other order of any federal, state or municipal court, commission, board, agency or instrumentality that could reasonably be expected to have an HBC Material Adverse Effect.

        2.10    Absence of Certain Changes.    Except as specifically contemplated by this Agreement, since December 31, 2001, there has not been

        (a)  any HBC Material Adverse Effect or any circumstance or event that could reasonably be expected to have an HBC Material Adverse Effect; or

        (b)  any circumstance or event that would have been prohibited by Section 4.2(a) if the terms of such section had been in effect as of such date.

        2.11    Taxes.

        (a)  Each of HBC and the HBC Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all material respects. HBC and each HBC Subsidiary has paid (or HBC has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the HBC Reports reflect an adequate reserve for all taxes payable by HBC and the HBC Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for taxes have been incurred by HBC or any HBC Subsidiary subsequent to such date other than in the ordinary course of its business. No deficiencies for any material amount of taxes have been proposed, asserted or assessed against HBC or any HBC Subsidiary. No requests for waivers of the time to assess any taxes against HBC or any HBC Subsidiary have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the HBC Reports.

        (b)  Neither HBC nor any HBC Subsidiary has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of by Section 368(a) of the Code.

        (c)  Except as previously disclosed to Univision, neither HBC nor any HBC Subsidiary has entered into any compensatory agreement, plan or arrangement covering any person as to which payment or vesting thereunder (including any payment or vesting as a result of the Merger) could result in a nondeductible expense by reason of Section 280G of the Code.

        (d)  Neither HBC nor any HBC Subsidiary is liable for the taxes of any person (other than another current member of the HBC consolidated group), including, without limitation, as a result of the application of Treasury Regulations Section 1.1502-6, any analogous provision of state, local or foreign law, or as a result of any contractual arrangement with any third party or with any taxing authority.

        (e)  Neither HBC nor any HBC Subsidiary constitutes either a "distributing corporation" or a "controlled corporation" (within the meaning of Section 355(a)(1)(A) of the Code) with respect to a distribution of shares qualifying for tax-free treatment under Section 355 of the Code (i) in the two years prior to the date of this Agreement or (ii) that could otherwise constitute part of a "plan" or "series of related transactions" (within the meaning of Section 355(e) of the Code) in conjunction with the Transactions.

        (f)    As used in this Agreement, unless the context requires otherwise, "taxes" shall include all Federal, state, local and foreign income, franchise, property, sales, use, excise or any other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, including obligations for withholding taxes from payments due or made to any other person and any interest, penalties or additions to tax.

        2.12    Employee Benefit Plans.

        (a)  Section 2.12 of the HBC Disclosure Letter provides a complete and accurate description of each of the following that is sponsored, maintained or contributed to by HBC or any HBC Subsidiary for the benefit of its employees, or has been so sponsored, maintained or contributed to within six years prior to the Effective Time for the benefit of such individuals: each "employee benefit plan," as such term is defined in section 3(3) of ERISA, (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and each personnel policy, stock option plan, stock purchase plan, stock appreciation rights plan, phantom stock plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding (collectively, "HBC Employee Benefit Plans");

        (b)  True, correct and complete copies of each of the HBC Employee Benefit Plans have been furnished to Univision. The execution of this Agreement, and performance of the Transactions, will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee;

        (c)  Except as would not have an HBC Material Adverse Effect, all HBC Employee Benefit Plans are in compliance with all applicable requirements of law, including ERISA and the Code;

        (d)  Except as would not have an HBC Material Adverse Effect, neither HBC nor any HBC Subsidiary or any trade or business (whether or not incorporated) that is or was a member of a group of which HBC is a member and which is or was under common control with HBC within the meaning of Section 414(b), (c) or (m) of the Code ("HBC ERISA Affiliate") maintains or contributes to (or has maintained or contributed to in the last six years) any employee benefit plan subject to Title IV of ERISA, and there are no outstanding claims, or to the Knowledge of HBC, any threatened claims, with respect to any benefits under the employee benefit plans (other than routine claims for benefits); and

        (e)  Except as required under Section 4980B of the Code, neither HBC, nor any HBC Subsidiary or HBC ERISA Affiliate has any obligation to provide health benefits to any employee following termination of employment.

        2.13    Labor Matters.    There are no labor or collective bargaining agreements that pertain to HBC or any HBC Subsidiary, either pending or being negotiated. HBC and the HBC Subsidiaries have not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of HBC or any HBC Subsidiary. To the Knowledge of HBC, there is no union organizing effort pending or threatened against HBC or any HBC Subsidiary. There is no labor strike, labor dispute, work slowdown, stoppage or lockout actually pending, or to the Knowledge of HBC, threatened against or affecting HBC or any HBC Subsidiary, except as would not, individually or in the aggregate, have an HBC Material Adverse Effect. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of HBC, threatened against HBC or any HBC Subsidiary relating to its business, except for any such proceeding, which would not have an HBC Material Adverse Effect.

        2.14    No Brokers.    HBC has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HBC or Univision to pay any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions, except that HBC has retained Credit Suisse First Boston as its financial advisor, the arrangements with which have been disclosed in writing to Univision before the date of this Agreement. Other than the foregoing arrangements, HBC is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

        2.15    Opinion of Financial Advisor.    HBC has received the opinion of Credit Suisse First Boston to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to the holders of HBC Class A Common Stock from a financial point of view, a copy of which has been provided to Univision. HBC has been authorized by Credit Suisse First Boston to include such opinion in its entirety in the Proxy Statement/Prospectus.

        2.16    Insurance.    HBC and the HBC Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such character as is usually maintained by reasonably prudent managers of companies engaged in the same or a similar business and of similar size.

        2.17    Properties.    HBC and each HBC Subsidiary has good and marketable title, free and clear of all liens, claims, encumbrances and restrictions (except liens, claims, encumbrances or restrictions arising under any existing bank agreements as described in the HBC Reports and liens for taxes not yet due and payable), to all property and assets described in the HBC Reports as being owned by it, except such as would not have an HBC Material Adverse Effect. All leases to which HBC or any HBC Subsidiary is a party are valid and binding and no default has occurred or is continuing thereunder, which would result in an HBC Material Adverse Effect. HBC and the HBC Subsidiaries enjoy peaceful and undisturbed possession under all such leases to which any of them is a party as lessee with such exceptions as do not materially interfere with the use made by HBC or such Subsidiary. There are no material liens on any of the assets of HBC or any HBC Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes when due.

        2.18    Environmental Laws.    Neither HBC nor any HBC Subsidiary has violated any foreign, federal, state or local law or regulation relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), except for such violations which, singly or in the aggregate, would not have an HBC Material Adverse Effect. There are no costs or liabilities associated with any capital or operating expenditures of HBC or any HBC Subsidiary required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license, consent, exemption, franchise, authorization or other approval (an "Authorization"), any related constraints on operating activities or any potential liabilities to third parties under Environmental Laws which costs, liabilities or constraints would, singly or in the aggregate, have, or could reasonably be expected to have, an HBC Material Adverse Effect.

        2.19    Takeover Statute; Section 16(b).    HBC and the members of the board of directors of HBC have granted such approvals and taken all actions necessary to ensure that this Agreement, the HBC Stockholder Support Agreement and the Transactions and the transactions contemplated thereby are exempt from the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL. The board of directors of HBC has passed the resolutions contained in Section 2.19 of the HBC Disclosure Letter with the intent to exempt the conversion of the shares of HBC Stock at the Effective Time held by the officers and directors of HBC into the right to receive shares of Univision Stock as a result of the conversion of shares in the Merger (including shares issuable upon exercise of options) from the provisions of Section 16(b) of the Exchange Act.

        2.20    Airplay.    To the Knowledge of HBC, no direct or indirect payments have been made to any past or present executive or employee of HBC or any HBC Subsidiary to influence airplay without disclosing such payment to its listeners. To the Knowledge of HBC, there has not been any governmental investigation, inquiry, disciplinary action or fine regarding any payments relating to airplay with respect to any broadcast station ("Station") directly or indirectly controlled by HBC.

        2.21    FCC Matters.    The HBC Disclosure Letter contains a true and complete list of:

        (a)  all Stations (the "HBC Stations") owned or operated by HBC or any HBC Subsidiary,

        (b)  all FCC licenses, permits, and authorizations (collectively, the "HBC FCC Licenses") issued to HBC or any HBC Subsidiary, and

        (c)  all applications (collectively, the "HBC Pending Applications") currently before the FCC filed by or on behalf of HBC or any HBC Subsidiary.    Except for matters not reasonably expected to have an HBC Material Adverse Effect, (i) the entities identified in the HBC Disclosure Letter as being FCC licensees hold the FCC licenses and authorizations for the respective radio stations specified in the HBC Disclosure Letter; (ii) the HBC Disclosure Letter includes all FCC licenses, permits or authorizations necessary for the HBC Subsidiaries identified as licensees therein to operate the class of station, and to serve the community of license, identified in the HBC Disclosure Letter; (iii) all of the HBC FCC Licenses are in good standing and in full force and effect; (iv) each of the HBC Stations is being operated in all material respects in accordance with the HBC FCC Licenses, and the FCC's rules, regulations, and policies; (v) to the Knowledge of HBC, no HBC Station is causing interference in violation of the FCC's rules, regulations, and policies to the transmissions of any other station or communications facility, and neither HBC nor any HBC Subsidiary has received any complaints with respect thereto, and, to the Knowledge of HBC, no station or communications facility is causing interference in violation of the FCC rules, regulations, and policies to any transmissions of any HBC Station or the public's reception of such transmissions; (vi) where required by law, all antenna towers used in connection with any HBC Station have been registered with the FCC in accordance with the

FCC's rules, regulations, and policies; (vii) there is no rulemaking, investigation, or other proceeding pending, or, to the Knowledge of HBC, threatened, in any court, administrative agency, or tribunal, that might adversely affect the operation or business of any HBC Station, other than such rulemakings, investigations or proceedings that would affect the industry generally; and (viii) HBC has no Knowledge of facts that would cause the FCC to not renew any of the HBC FCC Licenses or to not grant any of the HBC Pending Applications, or to impose any nonstandard conditions.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF UNIVISION and MERGER SUB

        Except as set forth in the disclosure letter delivered at or before the execution of this Agreement to HBC (the "Univision Disclosure Letter") or in the Univision Reports (as defined below) (which disclosures shall be deemed to qualify each representation and warranty, as applicable, notwithstanding any specific Section or Schedule reference or lack thereof if it is manifestly evident that it applies to such other section as well), Univision and Merger Sub each represents and warrants to HBC as follows:

        3.1    Existence; Good Standing; Corporate Authority.    Univision is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation. Univision is duly licensed or qualified to do business as a foreign corporation and is in good standing under the laws of any other state of the United States in which the character of the properties owned or leased by it or in which the transaction of its business makes such qualification necessary, except where the failure to be so qualified or to be in good standing would not have a material long-term adverse effect on the business, results of operations or financial condition of Univision and its Subsidiaries taken as a whole (other than as a result of (i) changes in general U.S. economic conditions or capital markets, (ii) changes generally affecting the television, radio or advertising industries, (iii) cyclical changes or other short term changes of the business, results of operations or financial condition of Univision and its Subsidiaries taken as a whole, (iv) changes attributable to the announcement or pendency of the Merger or the Transactions and (v) changes in the market price or trading volume of Univision Class A Common Stock (a "Univision Material Adverse Effect")). Univision has all requisite corporate power and authority to own, operate and lease its properties and carry on its business as now conducted. Each of Univision's Subsidiaries is a corporation, partnership or limited liability company, duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the corporate, partnership or limited liability company power and authority to own its properties and to carry on its business as it is now being conducted, and is duly qualified to do business and is in good standing in each jurisdiction in which the ownership of its property or the conduct of its business requires such qualification, except for jurisdictions in which such failure to be so qualified or to be in good standing would not have a Univision Material Adverse Effect. The copies of Univision's and Merger Sub's Certificates of Incorporation and bylaws previously made available to HBC are true and correct.

        3.2    Authorization, Validity and Effect of Agreements.

        (a)  Univision has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. Subject only to the amendment to the Certificate of Incorporation to create Univision Class B Common Stock pursuant to Section 4.3(a) and the approval of the issuance of Univision Stock pursuant to the terms hereof, each as contemplated hereby, by the holders of the shares of Univision capital stock representing a majority of the votes cast at the meeting of stockholders held by Univision pursuant to Section 4.3, the consummation by Univision of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Univision, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        (b)  Merger Sub has the requisite corporate power and authority to execute and deliver this Agreement and all agreements and documents contemplated hereby. The consummation by Merger Sub of the Transactions has been duly authorized by all requisite corporate action. This Agreement constitutes, and all agreements and documents contemplated hereby (when executed and delivered pursuant hereto for value received) will constitute, the valid and legally binding obligations of Merger Sub, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights and general principles of equity.

        3.3    Capitalization.    The authorized capital stock of Univision consists of 492,000,000 shares of Common Stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value (the "Univision Preferred Stock"). The Univision Common Stock is divided into four classes: Class A Common Stock, of which 300,000,000 is authorized, Class P Common Stock, of which 96,000,000 is authorized, Class T Common Stock, of which 48,000,000 is authorized, and Class V Common Stock of which 48,000,000 is authorized. As of March 25, 2002, there were 153,964,437 shares of Univision Class A Common Stock, 37,462,390 shares of Class P Common Stock, 13,593,034 shares of Class T Common Stock, and 17,837,164 shares of Class V Common Stock, plus 1,017,180 shares of Univision Class A Common Stock held in Univision's treasury. Since such date, no additional shares of capital stock of Univision have been issued except pursuant to Univision's 1996 Performance Award Plan (the "Univision Stock Plan"). Univision has no outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of Univision on any matter (other than the Class A Warrants, the Class T Warrants and the Class V Warrants described in Univision's Reports). All such issued and outstanding shares of Univision capital stock are duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights. Except as contemplated by this Agreement or as disclosed above, there are not at the date of this Agreement any existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate Univision or any of its Subsidiaries to issue, transfer or sell any shares of capital stock of Univision or any of its Subsidiaries (other than under the Univision Stock Plan).

        3.4    Subsidiaries.    Univision owns directly or indirectly each of the outstanding shares of capital stock (or other ownership interests having by their terms ordinary voting power to elect a majority of directors or others performing similar functions with respect to such Univision Subsidiary) of each of Univision's Subsidiaries and of Merger Sub, free and clear of all liens, pledges, security interests, claims or other encumbrances other than liens imposed by local law which are not material. Each of the outstanding shares of capital stock of each of Univision's corporate Subsidiaries and Merger Sub is duly authorized, validly issued, fully paid and nonassessable and each of the outstanding partnership interests of each Univision Subsidiary that is a partnership has been duly authorized by such partnership. The following information for each Subsidiary of Univision has been previously made available to HBC, if requested and if applicable:

        (a)  its name and jurisdiction of incorporation or organization;

        (b)  its authorized capital stock or share capital; and

        (c)  the number of issued and outstanding shares of capital stock, share capital, partnership interests or limited liability company interests.

        3.5    Other Interests.    Except for interests in Univision Subsidiaries, neither Univision nor any Univision Subsidiary owns directly or indirectly any interest or investment (whether equity or debt) in any corporation, partnership, limited liability company, joint venture, business, trust or other entity.

        3.6    No Conflict; Required Filings and Consents.

        (a)  The execution and delivery of this Agreement by Univision do not, and the consummation by Univision of the Transactions will not,

          (1)  conflict with or violate the certificate of incorporation or bylaws or equivalent organizational documents of

            (i)    Univision or

            (ii)  any Univision Subsidiary,

          (2)  subject to making the filings and obtaining the approvals identified in Section 3.6(b) of this Agreement, conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Univision or any Univision Subsidiary or by which any property or asset of Univision or any Univision Subsidiary is bound or affected, or

          (3)  subject to making the filings and obtaining the approvals identified in Section 3.6(b) of this Agreement, result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, result in the loss of a material benefit under, or give to others any right of purchase or sale, or any right of termination, amendment, acceleration, increased payments or cancellation of, or result in the creation of a lien or other encumbrance on any property or asset of Univision or any Univision Subsidiary pursuant to, any Contract to which Univision or any Univision Subsidiary is a party or by which Univision or any Univision Subsidiary or any property or asset of Univision or any Univision Subsidiary is bound or affected, except, in the case of clauses (1)(ii), (2) and (3), for any such conflicts, violations, breaches, defaults or other occurrences which would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent Univision from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        (b)  The execution and delivery of this Agreement by Univision do not, and the consummation of the Transactions by Univision will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity or self-regulatory organization, except

          (1)  for

            (i)    applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover laws,

            (ii)  the pre-merger notification requirements of the HSR Act,

            (iii)  applicable filings with and approvals of the FCC pursuant to the Communications Act,

            (iv)  filing of the Certificate of Merger as required by the DGCL,

            (v)  applicable requirements, if any, of the Code and state, local and foreign tax laws, and

            (vi)  applicable requirements, if any, of the New York Stock Exchange, Inc., or

          (2)  where failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of any of the Transactions in any material respect, or otherwise prevent Univision or Merger Sub from performing its obligations under this Agreement in any material respect, and would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        3.7    Compliance.    Univision and each Univision Subsidiary is in compliance with

        (a)  all laws, rules, regulations, orders, judgments and decrees applicable to Univision or any Univision Subsidiary or by which any property or asset of Univision or any Univision Subsidiary is bound or affected, and

        (b)  all Contracts to which Univision or any Univision Subsidiary is a party or by which Univision or any Univision Subsidiary or any property or asset of Univision or any Univision Subsidiary is bound or affected, in each case except where failure to comply would not, individually or in the aggregate, have a Univision Material Adverse Effect. Univision and the Univision Subsidiaries have obtained all licenses, permits and other authorizations and have taken all actions required by applicable law or governmental regulations in connection with their business as now conducted, except where the failure to obtain any such item or to take any such action would not have, individually or in the aggregate, a Univision Material Adverse Effect. Univision and the Univision's Subsidiaries that are FCC licensees are financially qualified, and to the Knowledge of Univision, are otherwise qualified to be FCC licensees. Univision is not aware of any facts or circumstances with respect to its or any Univision Subsidiary's assets, operations or FCC licenses that might prevent or delay any necessary FCC approval of the Transactions, other than the need to obtain waivers from the FCC of its multiple ownership rules.

        3.8    SEC Documents.

        (a)  Univision has filed all forms, reports and documents required to be filed by it with the SEC since December 31, 1999 (collectively, the "Univision Reports"). As of their respective dates, the Univision Reports, and any such reports, forms and other documents filed by Univision with the SEC after the date of this Agreement

          (1)  complied, or will comply, as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations thereunder; and

          (2)  did not, or will not, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

The representation in clause (2) of the preceding sentence shall not apply to any misstatement or omission in any Univision Report filed before the date of this Agreement which was superseded by a subsequent Univision Report filed before the date of this Agreement. No Univision Subsidiary is required to file any report, form or other document with the SEC.

        (b)  Each of the consolidated balance sheets included in or incorporated by reference into any Univision Reports (including the related notes and schedules) fairly presents the consolidated financial position of Univision and the Univision Subsidiaries as of its date, and each of the consolidated statements of income, retained earnings and cash flows included in or incorporated by reference into any Univision Reports (including any related notes and schedules) fairly presents the results of operations, retained earnings or cash flows, as the case may be, of Univision and the Univision Subsidiaries for the periods set forth therein (subject, in the case of unaudited statements, to normal year-end audit adjustments which would not be material in amount or effect), in each case in accordance with United States generally accepted accounting principles consistently applied during the periods involved, except as may be noted therein. Neither Univision nor any Univision Subsidiary has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, or reserved against in, a balance sheet of Univision or in the notes thereto, prepared in accordance with United States generally accepted accounting principles consistently applied, except for

          (1)  liabilities and obligations that were reserved on or reflected in (including the notes to), the consolidated balance sheet of Univision as of December 31, 2001;

          (2)  liabilities or obligations arising in the ordinary course of business since December 31, 2001; and

          (3)  liabilities or obligations that would not, individually or in the aggregate, have a Univision Material Adverse Effect.

        3.9    Litigation.    There are no actions, suits, arbitration proceedings or other proceedings pending against Univision or any Univision Subsidiary or, to the Knowledge of Univision, threatened against Univision or any Univision Subsidiary, at law or in equity, or before or by any federal, state or municipal court, commission, board, bureau, agency or instrumentality, that could reasonably be expected to have a Univision Material Adverse Effect. Neither Univision nor any Univision Subsidiary is subject to any settlement agreement, conciliation agreement, letter of commitment, deficiency letter, consent decree or other order of any federal, state or municipal court, commission, board, agency or instrumentality that could reasonably be expected to have a Univision Material Adverse Effect.

        3.10    Absence of Certain Changes.    Except as specifically contemplated by this Agreement, since December 31, 2001, there has not been

        (a)  any Univision Material Adverse Effect or any circumstance or event that could reasonably be expected to have a Univision Material Adverse Effect; or

        (b)  any circumstance or event that would have been prohibited by Section 4.2(b) if the terms of such section had been in effect as of such date.

        3.11    Taxes.

        (a)  Each of Univision and the Univision Subsidiaries has filed all material tax returns and reports required to be filed by it, or requests for extensions to file such returns or reports have been timely filed and granted and have not expired, and all tax returns and reports are complete and accurate in all material respects. Univision and each Univision Subsidiary has paid (or Univision has paid on its behalf) all taxes shown as due on such tax returns and reports. The most recent financial statements contained in the Univision Reports reflect an adequate reserve for all taxes payable by Univision and the Univision Subsidiaries for all taxable periods and portions thereof accrued through the date of such financial statements and no liabilities for taxes have been incurred by Univision or any Univision Subsidiary subsequent to such date other than in the ordinary course of its business. No deficiencies for any material amount of taxes have been proposed asserted or assessed against Univision or any Univision Subsidiary. No requests for waivers of the time to assess any taxes against Univision or any Univision Subsidiary have been granted or are pending, except for requests with respect to such taxes that have been adequately reserved for in the most recent financial statements contained in the Univision Reports.

        (b)  Neither Univision nor any Univision Subsidiary has taken any action or has any Knowledge of any fact or circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization described in Section 368(a) of the Code.

        (c)  Neither Univision nor any Univision Subsidiary is liable for the Taxes of any person (other than another current member of the Univision consolidated group), including, without limitation, as a result of the application of Treasury Regulations Section 1.1502-6, any analogous provision of state, local or foreign law, or as a result of any contractual arrangement with any third party or with any taxing authority.

        3.12    Employee Benefit Plans.

        (a)  Section 3.12 of the Univision Disclosure Letter provides a complete and accurate description of each of the following that is sponsored, maintained or contributed to by Univision or any Univision Subsidiary for the benefit of its employees, or has been so sponsored, maintained or contributed to within six years prior to the Effective Time for the benefit of such individuals: each "employee benefit plan," as such term is defined in section 3(3) of ERISA, (including, but not limited to, employee benefit plans, such as foreign plans, which are not subject to the provisions of ERISA), and each personnel policy, stock option plan, stock purchase plan, stock appreciation rights plan, phantom stock plan, collective bargaining agreement, bonus plan or arrangement, incentive award plan or arrangement, vacation policy, severance pay plan, policy or agreement, deferred compensation agreement or arrangement, executive compensation or supplemental income arrangement, consulting agreement, employment agreement and each other employee benefit plan, agreement, arrangement, program, practice or understanding (collectively, "Univision Employee Benefit Plans");

        (b)  True, correct and complete copies of each of the Univision Employee Benefit Plans have been furnished to HBC. The execution of this Agreement, and performance of the Transactions, will not (either alone or upon the occurrence of any additional or subsequent events) constitute an event under any benefit plan, policy, arrangement or agreement or any trust or loan that will or may result in any payment (whether of severance pay or otherwise), acceleration, forgiveness of indebtedness, vesting, distribution, increase in benefits or obligation to fund benefits with respect to any employee;

        (c)  Except as would not have a Univision Material Adverse Effect, all Univision Employee Benefit Plans are in compliance with all applicable requirements of law, including ERISA and the Code;

        (d)  Except as would not have a Univision Material Adverse Effect, neither Univision nor any Univision Subsidiary or any trade or business (whether or not incorporated) that is or was a member of a group of which Univision is a member and which is or was under common control with Univision within the meaning of Section 414(b), (c) or (m) of the Code ("Univision ERISA Affiliate") maintains or contributes to (or has maintained or contributed to in the last six years) any employee benefit plan subject to Title IV of ERISA, and there are no outstanding claims, or to the Knowledge of Univision, any threatened claims, with respect to any benefits under the employee benefit plans (other than routine claims for benefits); and

        (e)  Except as required under Section 4980B of the Code, neither Univision, nor any Univision Subsidiary or Univision ERISA Affiliate has any obligation to provide health benefits to any employee following termination of employment.

        3.13    Labor Matters.    There are no labor or collective bargaining agreements that pertain to Univision or any Univision Subsidiary, either pending or being negotiated. Univision and the Univision Subsidiaries have not agreed to recognize any labor union or other collective bargaining representative, nor has any labor union or other collective bargaining representative been certified as the exclusive bargaining representative of any employees of Univision or any Univision Subsidiary. To the Knowledge of Univision, there is no union organizing effort pending or threatened against Univision or any Univision Subsidiary. There is no labor strike, labor dispute, work slowdown, stoppage or lockout actually pending, or to the Knowledge of Univision, threatened against or affecting Univision or any Univision Subsidiary, except as would not, individually or in the aggregate, have a Univision Material Adverse Effect. There is no unfair labor practice or labor arbitration proceeding pending or, to the Knowledge of Univision, threatened against Univision or any Univision Subsidiary relating to its business, except for any such proceeding that would not have a Univision Material Adverse Effect.

        3.14    No Brokers.    Univision has not entered into any contract, arrangement or understanding with any person or firm which may result in the obligation of HBC or Univision to pay any finder's fee, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions except that Univision has retained UBS

Warburg LLC as its financial advisor, the arrangements with which have been disclosed in writing to HBC before the date of this Agreement. Other than the foregoing arrangements, Univision is not aware of any claim for payment of any finder's fees, brokerage or agent's commissions or other like payments in connection with the negotiations leading to this Agreement or the consummation of the Transactions.

        3.15    Opinion of Financial Advisor.    Univision has received the opinion of UBS Warburg LLC to the effect that, as of the date of this Agreement, the Exchange Ratio is fair to Univision from a financial point of view, a copy of which has been provided to HBC.

        3.16    Insurance.    Univision and its Subsidiaries maintain, with reputable insurers, insurance in such amounts, including deductible arrangements, and of such character as is usually maintained by reasonably prudent managers of companies engaged in the same or a similar business and of similar size.

        3.17    Properties.    Univision and each Univision Subsidiary has good and marketable title, free and clear of all liens, claims, encumbrances and restrictions (except liens, claims, encumbrances or restrictions arising under any existing bank agreements as described in the Univision's Reports and liens for taxes not yet due and payable), to all property and assets described in the Univision Reports as being owned by it, except such as would not have a Univision Material Adverse Effect. All leases to which Univision or any Univision Subsidiary is a party are valid and binding and no default has occurred or is continuing thereunder, which would result in a Univision Material Adverse Effect. Univision and the Univision Subsidiaries enjoy peaceful and undisturbed possession under all such leases to which any of them is a party as lessee with such exceptions as do not materially interfere with the use made by Univision or such Subsidiary. There are no material liens on any of the assets of Univision or any Univision Subsidiary that arose in connection with any failure (or alleged failure) to pay any Taxes when due.

        3.18    Environmental Laws.    Neither Univision nor any Univision Subsidiary has violated any Environmental Laws, except for such violations that, singly or in the aggregate, would not have a Univision Material Adverse Effect. There are no costs or liabilities associated with any capital or operating expenditures of Univision or any Unvision Subsidiary required for clean-up, closure of properties or compliance with Environmental Laws or any permit, license, consent, exemption, franchise, authorization or other approval, any related constraints on operating activities or any potential liabilities to third parties under Environmental Laws which costs, liabilities or constraints would, singly or in the aggregate, have, or could reasonably be expected to have, a Univision Material Adverse Effect.

        3.19    Takeover Statute; Section 16.    Univision and the members of the board of directors of Univision have granted such approvals and taken all actions necessary to ensure that this Agreement, the Univision Stockholder Support Agreement and the Transactions and transactions contemplated thereby are exempt from the restrictions on "business combinations" (as defined in Section 203 of the DGCL) set forth in Section 203 of the DGCL. The board of directors of Univision has passed the resolutions contained in Section 3.19 of the Univision Disclosure Letter with the intent to exempt the issuance of the shares of Univision Stock in connection with the Merger (including shares issuable upon exercise of options) from the provisions of Section 16(b) of the Exchange Act.

        3.20    Airplay.    To the Knowledge of Univision, no direct or indirect payments have been made to any past or present executive or employee of Univision or any Unvision Subsidiary to influence airplay without disclosing such payment to its listeners. To the Knowledge of Univision, there has not been any governmental investigation, inquiry, disciplinary action or fine regarding any payments relating to airplay with respect to any Station directly or indirectly controlled by Univision.

        3.21    FCC Matters.    The Univision Disclosure Letter contains a true and complete list of:

        (a)  all Stations (collectively, the "Univision Stations") owned or operated by Univision or any Univision Subsidiary,

        (b)  all FCC licenses, permits, and authorizations (collectively, the "Univision FCC Licenses") issued to Univision or any Univision Subsidiary, and

        (c)  all applications (collectively, the "Univision Pending Applications") currently before the FCC filed by or on behalf of Univision or any Univision Subsidiary.

        (d)  Except for matters not reasonably expected to have a Univision Materially Adverse Effect, (i) the entities identified in the Univision Disclosure Letter as being FCC licensees hold the FCC licenses and authorizations for the respective television stations specified in the Univision Disclosure Letter; (ii) the Univision Disclosure Letter includes all FCC licenses, permits or authorizations necessary for the Univision Subsidiaries identified as licensees therein to operate the class of station, and to serve the community of license, identified in the Univision Disclosure Letter; (iii) all of the Univision FCC Licenses are in good standing and in full force and effect; (iv) each of the Univision Stations is being operated in all material respects in accordance with the Univision FCC Licenses, and the FCC's rules, regulations, and policies; (v) to the Knowledge of Univision, no Univision Station is causing interference in violation of the FCC's rules, regulations, and policies to the transmissions of any other station or communications facility, and neither Univision nor any Univision Subsidiary has received any complaints with respect thereto, and, to the Knowledge of Univision, no station or communications facility is causing interference in violation of the FCC rules, regulations, and policies to any transmissions of any Univision Station or the public's reception of such transmissions; (vi) where required by law, all antenna towers used in connection with any Univision Station have been registered with the FCC in accordance with the FCC's rules, regulations, and policies; (vii) there is no rulemaking, investigation, or other proceeding pending, or, to the Knowledge of Univision, threatened, in any court, administrative agency, or tribunal, that might adversely affect the operation or business of any Univision Station, other than such rulemakings, investigations or proceedings that would affect the industry generally, and (viii) Univision has no Knowledge of facts that would cause the FCC to not renew any of the Univision FCC Licenses or to not grant any of the Univision Pending Applications, or to impose any nonstandard conditions. Univision has filed or will timely file and prosecute with the FCC applications materially in accordance with applicable FCC rules for authority to construct and operate digital television ("DTV") Stations in each of the markets in which it now operates analog full-power television Stations, and Univision will use its best efforts to maximize where appropriate and reasonable the coverage of its DTV Stations and use its best efforts to protect the service areas of such DTV facilities from interference from other DTV Stations in accordance with FCC rules, regulations, and policies

ARTICLE IV

COVENANTS

        4.1    Alternative Proposals.    Before the Effective Time, HBC agrees

        (a)  that neither it nor any HBC Subsidiary will, nor will it or any HBC Subsidiary, permit its respective officers, directors, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any HBC Subsidiary, collectively its "Representatives") to, initiate, solicit or encourage, directly or indirectly, any inquiries or the making or implementation of any proposal or offer (including, without limitation, any proposal or offer to its stockholders) with respect to a merger, acquisition, consolidation or similar transaction involving, or relating to the purchase of

          (1)  any assets of HBC or of any HBC Subsidiary, that produce 20% or more of the consolidated net revenues or net income of HBC and the HBC Subsidiaries or that constitute 20% or more of the consolidated assets of HBC and the HBC Subsidiaries;

          (2)  shares of HBC capital stock (provided that the restriction contained in this Section 4.1(a)(2) shall not prohibit the Representatives of HBC and the HBC Subsidiaries from providing investor relations services or other similar activities consistent with past practice); or

          (3)  the capital stock of one or more Subsidiaries of HBC, if such subsidiaries produce 20% or more of the consolidated net revenues or net income of HBC and the HBC Subsidiaries or own assets that constitute 20% or more of the consolidated assets of HBC and the HBC Subsidiaries,

(any such proposal or offer being referred to in this Agreement as an "Alternative Proposal") and that neither it nor any HBC Subsidiary will, nor will it or any HBC Subsidiary, permit its respective Representatives to engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any person relating to an Alternative Proposal (excluding the Merger), or otherwise facilitate any effort or attempt to make or implement an Alternative Proposal (excluding the Merger); and

        (b)  that it will notify Univision promptly if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with, it;

provided that nothing contained in this Section 4.1 will prohibit the board of directors of HBC (or HBC's Representatives in the case of clause (2)(i) below) from:

          (1)  complying with Rule 14d-9 and Rule 14e-2 promulgated under the Exchange Act; provided, however, that the board of directors of HBC shall not withdraw or modify its recommendation as to this Agreement except in accordance with Section 4.3 hereof and provided further that neither HBC nor its board of directors shall approve or recommend an Alternative Proposal except pursuant to and in accordance with Section 6.3(a) hereof; and

          (2)  at any time before the adoption of this Agreement by the stockholders of HBC (the "HBC Applicable Period")

            (i)    engaging in discussions or negotiations with a third party who (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with HBC or its Representatives after the date of this Agreement) seeks to initiate such discussions or negotiations, and furnishing such third party information concerning HBC and its business, properties and assets if, and only to the extent that,

              (A)  HBC's board of directors determines in good faith, following consultation with and after having considered the advice of a nationally recognized firm of outside legal counsel and its financial advisors that such action could reasonably be expected to result in a Superior Proposal; and

              (B)  before furnishing such information to or entering into discussions or negotiations with such person or entity, HBC (y) provides prompt, written notice to Univision to the effect that it is intending to furnish information to or enter into discussions or negotiations with such person or entity and identify such person or entity and the proposed material terms and conditions, and (z) receives from such person or entity an executed confidentiality agreement in reasonably customary form on terms not materially more favorable to such person or entity than the terms contained in the confidentiality agreement between HBC and Univision dated as of May 24, 2002 (the "Confidentiality Agreement") (except that such confidentiality agreement need not require approval or request of the HBC board of directors before the making of an offer or proposal to such board of directors); and/or

            (ii)  the board of directors of HBC may terminate this Agreement pursuant to Section 6.3(a), at any time after the fifth business day following Univision's receipt of written notice from HBC that the board of directors of HBC has (x) received a Superior Proposal and (y) elected to terminate this Agreement pursuant to Section 6.3(a) (which notice must specify the material terms and conditions of such Superior Proposal and the person making the Superior Proposal); provided that (1) the conditions set forth in clauses (i)(A) and (i)(B) above have been satisfied, and (2) before or contemporaneously with such termination HBC pays the amount owed pursuant to Section 6.5(a); and provided further that after Univision's receipt of an initial notice of a Superior Proposal pursuant to this Section 4.1(b)(2)(ii), HBC shall be obligated to notify Univision of any material change in the terms of such Superior Proposal and may terminate this Agreement thereafter in accordance with the terms of this Section 4.1(b)(2)(ii), except that the five business days referred to in the second line shall be reduced to three business days for any such change.

        (c)  HBC must immediately cease and terminate any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any persons or entities previously conducted by HBC or its Representatives with respect to the foregoing.

For purposes of this Agreement, "Superior Proposal" means an Alternative Proposal, made by a third party, that the HBC board of directors, acting consistent with its fiduciary duties, determines in good faith (after consultation with its attorneys and financial advisor) (x) is reasonably capable of being consummated, taking into account all relevant legal, financial, regulatory and other aspects of the Alternative Proposal and the source of its financing, on the terms proposed, and (y) after taking into account the strategic benefits anticipated to be derived from the Merger and the long-term prospects of HBC and Univision as a combined company, if consummated, would reasonably be expected to result in a transaction more favorable to the stockholders of HBC from a financial point of view, than the Transactions.

        (d)  HBC understands and agrees that any violation of the restrictions contained in this Section 4.1 by any of its Representatives shall be deemed to be a breach hereof by HBC.

        4.2    Interim Operations.

        (a)  Before the Effective Time, except as set forth in the HBC Disclosure Letter or as contemplated or permitted by any other provision of this Agreement, unless Univision has consented in writing thereto, HBC:

          (1)  must, and must cause each HBC Subsidiary to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted;

          (2)  must use its reasonable efforts, and must cause each HBC Subsidiary to use its reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees (subject to customary practices with respect to employee termination) and maintain satisfactory relationships with those persons having business relationships with them;

          (3)  must not amend its Certificate of Incorporation or bylaws or comparable governing instruments;

          (4)  must promptly deliver to Univision true and correct copies of any report, statement or schedule filed with the SEC or FCC subsequent to the date of this Agreement;

          (5)  must not, and must not permit any HBC Subsidiary to,

            (i)    issue any shares of its capital stock, effect any stock split or reclassification or otherwise change its capitalization as it existed on the date of this Agreement, except pursuant to the exercise of options, warrants, conversion rights and other contractual rights existing on the date of this Agreement and disclosed pursuant to this Agreement or options issued after the date of this Agreement in accordance with the terms of this Agreement;

            (ii)  grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock other than (A) if the Closing has not occurred within 12 months after the date of this Agreement, options in 2003 to acquire not more than an aggregate of 900,000 shares of HBC Class A Common Stock in customary amounts consistent with past practices and (B) options, during each 12-month period after the date hereof, to acquire 200,000 shares of HBC Class A Common Stock in the aggregate to new employees, each option under (A) and (B) to be granted pursuant to the terms existing on the date of this Agreement of HBC's Long-Term Incentive Plan; providedthat the vesting of such options will not accelerate upon the change in control caused by the Merger under such plan and will vest in five equal annual installments commencing upon the first anniversary of the award date, provided that if such option is granted to an HBC non-employee director, such option will vest six months following the award date;

            (iii)  grant, confer or award any bonuses or other forms of cash incentives to any officer, director or employee except consistent with past practice or grant or confer any awards except under clause (ii) above;

            (iv)  increase any compensation under any employment agreement with any of its officers, directors or employees, except for normal increases consistent with past practice or pursuant to the terms of any existing employment agreement or amend any such agreement, except for amendments consistent with past practice;

            (v)  grant any severance or termination pay to, or enter into any new employment or severance agreement with, any present or future officer, employee or director, other than (A) consistent with past practices, and (B) severance agreements with current employees with existing employment agreements and corporate office employees as previously disclosed to Univision by HBC, provided that no severance payment may exceed one year of the recipient's annual compensation;

            (vi)  adopt any new employee benefit plan (including any stock option, stock benefit or stock purchase plan) or amend any existing employee benefit plan in any material respect; or

            (vii) amend any existing stock option in a manner that would be adverse to HBC; provided that HBC may amend options held by its non-employee directors so that such options may be exercisable for a period of three years following the Closing Date;

          (6)  must not (i) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests, or (ii) directly or indirectly redeem, purchase or otherwise acquire any shares of its capital stock or capital stock of any HBC Subsidiary, or make any commitment for any such action;

          (7)  must not, and must not permit any HBC Subsidiary to, sell, lease or otherwise dispose of any of its assets (including all, but not less than all of the capital stock of one or more HBC Subsidiary) for an amount not to exceed $30 million individually or $50 million in the aggregate, provided that any Univision consent required to take such action may not be unreasonably withheld, and provided further that HBC may, and may permit any HBC Subsidiary to, effect dispositions pursuant to like kind exchanges disclosed on the HBC Disclosure Letter;

          (8)  must not, and must not permit any HBC Subsidiary to, acquire any business or assets or make investments (other than investments in cash and cash equivalents for cash management purposes), provided that HBC may acquire one or more radio stations (assets or stock) for an amount not to exceed $100 million individually or $400 million in the aggregate (including indebtedness), and may also consummate currently announced pending transactions and any acquisitions pursuant to like kind exchanges disclosed in HBC's Disclosure Letter;

          (9)  must not, and must not permit any HBC Subsidiary to, enter into any agreement, arrangement or understanding with any "affiliate" (each such person, an "Affiliate") of HBC within the meaning of Rule 145 of the rules and regulations promulgated under the Securities Act or holder of more than 5% of either HBC's Class A Common Stock or HBC's Class B Common Stock, except in the ordinary course of business for an amount not to exceed $25 million in the aggregate;

          (10)     must not, and must not permit any HBC Subsidiary to, incur any indebtedness for borrowed money in an aggregate amount exceeding $400 million, or make any loans, advances or capital contributions to, or investments (other than non-controlling investments in the ordinary course of business consistent with past practice) in, any other person other than a wholly owned HBC Subsidiary, provided that HBC may make loans in an amount not to exceed $10 million in the aggregate so long as such loans represent purchase money obligations incurred upon the sale of assets in accordance with the terms thereof or as disclosed on the HBC Disclosure Letter;

          (11)     must not, and must not permit any HBC Subsidiary to, enter into any new bank credit agreement or line of credit or amend in any material respect its existing bank credit agreement or lines of credit, provided that HBC may enter into new bank credit agreements or amend its existing agreements so long as the aggregate of all of HBC's indebtedness and lines of credit do not exceed $400 million and provided that such new or amended agreements do not contain any prepayment penalty;

          (12)     must not, and must not permit any HBC Subsidiary to, except as previously approved by the board of directors of HBC and identified to Univision before the date of this Agreement, or except in the ordinary course of business consistent with past practice (including, but not limited to, capital expenditures in connection with acquired businesses), authorize or make capital expenditures in excess of an aggregate of $10 million;

          (13)     must not, and must not permit any HBC Subsidiary to, mortgage or otherwise encumber or subject to any lien any properties or assets, except pursuant to credit agreements;

          (14)     must not, and must not permit any HBC Subsidiary to, make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by United States generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of HBC or any HBC Subsidiary consistent with past practice, or any change in its tax elections that would materially increase its tax liabilities;

          (15)     must not, and must not permit any HBC Subsidiary to, enter into any program production or distribution arrangements, including without limitation joint venture arrangements obligating HBC to pay any consideration, except for those entered into in the ordinary course of business and with a term not in excess of three years; and

          (16)     must not authorize, or commit or agree to take, any of the foregoing actions.

        (b)  Before the Effective Time, except as set forth in Univision Disclosure Letter or as contemplated by this Agreement, unless HBC has consented in writing thereto, Univision:

          (1)  must not issue any shares of its capital stock at less than fair market value;

          (2)  must not amend its Certificate of Incorporation or bylaws, except as provided by Section 4.3(a);

          (3)  must promptly deliver to HBC true and correct copies of any report, statement or schedule of Univision filed with the SEC or FCC subsequent to the date of this Agreement;

          (4)  must not declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests;

          (5)  must, and must cause each Univision Subsidiary to, conduct its operations according to their usual, regular and ordinary course in substantially the same manner as previously conducted; provided that Univision may sell any Univision Subsidiary in its ordinary course of business for an amount not in excess of $500 million individually or $1 billion in the aggregate;

          (6)  must use its reasonable efforts, and must cause each Univision Subsidiary to use its reasonable efforts, to preserve intact their business organizations and goodwill, keep available the services of their respective officers and employees subject to customary practices with respect to employee termination and maintain satisfactory relationships with those persons having business relationships with them;

          (7)  must not, and must not permit any Univision Subsidiary to, grant, confer or award any option, warrant, conversion right or other right not existing on the date of this Agreement to acquire any shares of its capital stock at an exercise price of less than the then current market value;

          (8)  must not, and must not permit any Univision Subsidiary to, enter into any agreement, arrangement or understanding with A. Jerrold Perenchio ("Perenchio"), except in accordance with Univision's bylaws;

          (9)  must not, and must not permit any Univision Subsidiary to, make any change to its accounting (including tax accounting) methods, principles or practices, except as may be required by United States generally accepted accounting principles and except, in the case of tax accounting methods, principles or practices, in the ordinary course of business of Univision or any Univision Subsidiary consistent with past practice, or any change in its tax elections that would materially increase its tax liabilities;

          (10)     must not amend any agreements between Univision (or any Univision Subsidiary) and Grupo Televisa, S.A. (or any '33 Act Affiliate of Grupo Televisa, S.A.) or Corporacion Venezolana de Television, C.A. (or any '33 Act Affiliate of Corporacion Venezolana de Television, C.A.), in a manner that has a Univision Material Adverse Effect (and Univision will promptly notify HBC of any such amendment); and

          (11)     must not authorize, or commit or agree to take, any of the foregoing actions.

        4.3    Meetings of Stockholders.    Each of Univision and HBC will take all action necessary in accordance with applicable law and its Certificate of Incorporation and bylaws to call, give notice of, convene and hold a meeting of its stockholders to consider and vote upon

        (a)  in the case of Univision, an amendment to its Certificate of Incorporation to (x) authorize the appropriate number of shares of Univision Class B Common Stock as described in Exhibit F necessary to satisfy its obligations under Section 1.8 and (y) if desired by Univision, to increase the number of shares of authorized Univision Class A Common Stock, Class P Common Stock, par value $.01 per share, of Univision, Class T Common Stock, par value $.01 per share, of Univision and Class V Common Stock, par value $.01 per share, of Univision, or any of them; the approval of the issuance of the Univision Stock as contemplated by this Agreement; and an amendment to increase the shares covered by Univision's 1996 Performance Award Plan, and

        (b)  in the case of HBC, the adoption of this Agreement.

Such meetings will be scheduled, based upon the parties' best estimates, to occur promptly after the date on which all regulatory approvals are expected to have been received, provided that if by such date all regulatory approvals are not received, either party may postpone its meeting to a date on which such party reasonably believes all such approvals shall have been received. The board of directors of each of Univision and HBC will recommend such approval or adoption, as the case may be, and Univision and HBC will each take all lawful action to solicit such approval or adoption, as the case may be, including, without limitation, timely mailing the Proxy Statement/Prospectus (as defined in Section 4.8). Notwithstanding the previous sentence, the board of directors of HBC may withdraw or modify its recommendation that stockholders adopt this Agreement and its finding that such adoption is advisable if the board of directors of HBC, after consultation with a nationally recognized firm of outside counsel, determines in good faith that doing so is consistent with its fiduciary duties to HBC and its stockholders under applicable law. Subject to its rights to terminate this Agreement under Section 6.3(a), the HBC board of directors shall convene, at the time described above, a meeting of the HBC stockholders to consider and vote upon the adoption of this Agreement, which obligation shall not be affected by a modification or withdrawal of its recommendation regarding the adoption of this Agreement pursuant to the preceding sentence.

        4.4    Filings, Other Action.

        (a)  Subject to the terms and conditions of this Agreement, HBC and Univision will:

          (1)  use all reasonable efforts to cooperate with one another in

            (i)    determining which filings are required to be made before the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained before the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Transactions; and

            (ii)  timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; and

          (2)  use all reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the Transactions; provided that neither party will be required to make any payment to any non-governmental third party.

        (b)  Univision shall use its reasonable best efforts and take all reasonable actions as are necessary to the extent required by the FCC or any Governmental Entities with regulatory jurisdiction over enforcement of any applicable antitrust laws (each, a "Government Antitrust Entity") to consummate the Merger and the other Transactions, it being understood, however, that in no event shall Univision be required to:

          (1)  divest any interest in any broadcast television network, television station, or cable television network; or

          (2)  take any action that could reasonably be expected to have a Univision Material Adverse Effect or an HBC Material Adverse Effect; provided that no actions required by any Government Antitrust Entity as a condition to receipt of the FCC Approval (as defined below) or the Antitrust Approval (as defined below) with respect to any radio assets, beneficial ownership of which would be attributed to Univision as a result of the Transactions, shall be deemed to be capable of constituting or resulting in a Univision Material Adverse Effect or an HBC Material Adverse Effect. For purposes of this clause, "FCC Approval" means an initial written action or order from the FCC, or the staff of the FCC acting on delegated authority, granting its consent to the transfer or assignment of the HBC FCC Licenses contemplated by this Agreement, and "Antitrust Approval" means termination of the waiting period under the HSR Act or entry into a consent decree or letter agreement with the applicable Government Antitrust Entity evidencing the resolution of any of such entity's objections or concerns regarding the Transactions.

If Univision takes any such action, nothing in this Agreement shall require Univision to take such action before the Closing Date.

        (c)  Each of Univision and HBC shall:

          (1)  provide promptly to the FCC or to any Government Antitrust Entity such information and documents requested by the FCC or such Government Antitrust Entity necessary to obtain its consent to the consummation of the Transactions;

          (2)  file any notification and report form and related material required under the HSR Act as soon as practicable after the date hereof, and thereafter use its reasonable best efforts to certify as soon as practicable its substantial compliance with any requests for additional information or documentary material that may be made under the HSR Act;

          (3)  use reasonable best efforts to oppose and defend against any litigation or to oppose and vacate any injunction or restraining or other order that prevents or could reasonably be expected to have a material adverse effect on the ability of the parties to consummate the Transactions;

          (4)  keep the other apprised of any material communication between such party and the FCC or any Government Antitrust Authority pertaining to the Transactions and promptly provide the other with copies of any such communication that is in writing; and

          (5)  otherwise use reasonable best efforts to consummate the Transactions promptly.

        (d)  The parties acknowledge that, subject to the foregoing, Univision shall control the process of dealing with the FCC and any Government Antitrust Entity regarding any divestiture of assets or interests or regarding opposing any litigation or order described in clause (c)(3) of this Section.

        (e)  Notwithstanding any of the foregoing, no failure to obtain termination of the waiting period under the HSR Act or consent of the FCC shall be deemed to be a breach hereunder by HBC or by Univision, subject to the applicable party's obligations under this Section 4.4.

        (f)    Notwithstanding any of the foregoing, failure of a party to satisfy its obligations under this Section 4.4 shall be a material breach hereunder.

        4.5    Third-Party Consents.    Each party must, and must cause its subsidiaries to, use all commercially reasonable efforts to obtain all consents required in connection with the Transactions, provided that neither party shall be required to make any payment to any non-governmental third party, and each party must promptly notify the other parties of any failure or prospective failure to obtain any such consents and, if requested by the other party, must provide such other party with copies of all material filings and correspondence in connection with, and evidence of, all consents applied for or obtained.

        4.6    Inspection of Records.    Subject to the terms and conditions of the Confidentiality Agreement, from the date of this Agreement to the Effective Time, each of HBC and Univision will, subject to any applicable rules and regulations of the FCC,

        (a)  allow all Representatives of the other reasonable access at all reasonable times to the offices, records and files, correspondence, audits and properties, as well as to all information relating to commitments, contracts, titles and financial position, or otherwise pertaining to the business and affairs, of HBC and Univision and their respective Subsidiaries, as the case may be,

        (b)  furnish to the other, the other's counsel, financial advisors, auditors and other Representatives such financial and operating data and other information as such persons may reasonably request, and

        (c)  instruct the employees, counsel, financial advisors and auditors of HBC or Univision, as the case may be, to cooperate with the other in the other's investigation of the business of it and its Subsidiaries, including the delivery of audit working papers.

        4.7    Publicity.    The initial press release relating to this Agreement will be a joint press release and thereafter HBC and Univision shall, subject to their respective legal obligations (including requirements of stock exchanges and other similar regulatory bodies), consult with each other, and use reasonable efforts to agree upon the text of any press release, before issuing any such press release or otherwise making public statements with respect to the Transactions and in making any filings with any federal or state governmental or regulatory agency or with any national securities exchange with respect thereto.

        4.8    Registration Statement.

        (a)  Univision and HBC will cooperate, prepare and file with the SEC a joint proxy statement with respect to the meetings of the stockholders of HBC and of Univision in connection with the Merger (the "Proxy Statement/Prospectus"). Univision will also file a Registration Statement on Form S-4 (the "Form S-4") under the Securities Act, with respect to the Univision Stock issuable in connection with the Merger. Univision will use all reasonable efforts, and HBC will cooperate with Univision, to have the Form S-4 declared effective by the SEC as promptly as practicable following its filing and to keep the Form S-4 effective as long as is necessary to consummate the Merger. Univision will, as promptly as practicable, provide copies of any written comments received from the SEC with respect to the Form S-4 to HBC and advise HBC of any verbal comments with respect to the Form S-4 received from the SEC. Univision will use its best efforts to obtain, before the Effective Time of the Form S-4, all necessary state securities law or "Blue Sky" permits or approvals required to carry out the Transactions and will pay all expenses incident thereto.

        (b)  Univision agrees that the Proxy Statement/Prospectus and each amendment or supplement thereto at the time of mailing thereof and at the time of the respective meetings of stockholders of HBC and Univision, or, in the case of the Form S-4 and each amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading; provided that the foregoing will not apply to the extent that any such untrue statement of a material fact or omission to state a material fact was made by Univision in reliance upon and in conformity with written information concerning HBC furnished to Univision by HBC specifically for use in the Proxy Statement/Prospectus. HBC agrees that the written information concerning HBC provided by it for inclusion in the Proxy Statement/Prospectus and each amendment or supplement thereto, at the time of mailing thereof and at the time of the respective meetings of stockholders of HBC and Univision, or, the case of written information concerning HBC provided by HBC for inclusion in the Form S-4 or any amendment or supplement thereto, at the time it is filed or becomes effective, will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

        (c)  No amendment or supplement to the Proxy Statement/Prospectus, including preliminary materials filed with the SEC, will be made by Univision or HBC without the reasonable approval of the other party. Univision will advise HBC, promptly after it receives notice thereof, of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of Univision Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information.

        4.9    Listing Application.    Univision will prepare and submit to the NYSE a listing application covering the shares of Univision Class A Common Stock issuable in connection with the Merger (including, if necessary, the Univision Class A Common Stock issuable upon the conversion of the Class B Common Stock issuable pursuant to the Forward Merger) and the shares of Univision Class A Common Stock issuable in connection with options to acquire HBC Class A Common Stock, and will use reasonable efforts to obtain, before the Effective Time, approval for the listing of such Univision Class A Common Stock, subject to official notice of issuance.

        4.10    Further Action.    Each party hereto will, subject to the fulfillment at or before the Effective Time of each of the conditions of performance set forth in this Agreement or the waiver thereof, perform such further acts and execute such documents as may be reasonably required to effect the Merger not inconsistent with this Agreement.

        4.11    Affiliate Letters.    At least 30 days before the Closing Date, HBC will deliver to Univision a list of names and addresses of those persons who were, in HBC's reasonable judgment, at the record date for its stockholders' meeting to adopt this Agreement, Affiliates of HBC. HBC must use all reasonable efforts to deliver or cause to be delivered to Univision, before the Closing Date, from each of the Affiliates of HBC identified in the foregoing list, an Affiliate Letter in the form attached hereto as Exhibit E. Univision will be entitled to place legends as specified in such Affiliate Letters on the certificates evidencing any Univision Stock to be received by such Affiliates pursuant to the terms of this Agreement, and to issue appropriate stop transfer instructions to the transfer agent for the Univision Stock, consistent with the terms of such Affiliate Letters.

        4.12    Expenses.    Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the Transactions will be paid by the party incurring such expenses except as expressly provided in this Agreement and except that (a) the filing fees in connection with the HSR Act filing, (b) the filing fee in connection with the filing of the Form S-4 or Proxy Statement/Prospectus with the SEC, (c) the filing fees in connection with necessary applications to the FCC in connection with the Merger and (d) the expenses incurred in connection with printing and mailing the Form S-4 and the Proxy Statement/Prospectus, will be shared equally by HBC and Univision.

        4.13    Insurance; Indemnity.

        (a)  From and after the Effective Time, Univision will indemnify, defend and hold harmless to the fullest extent that HBC would have been permitted under applicable law each person who is now, or has been at any time before the date of this Agreement, an officer or director of HBC (individually, an "Indemnified Party" and collectively, the "Indemnified Parties"), against all losses, claims, damages, liabilities, costs or expenses (including reasonable attorneys' fees), judgments, fines, penalties and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such occurring at or before the Effective Time. In the event of any such claim, action, suit, proceeding or investigation (an "Action"),

          (1)  any Indemnified Party wishing to claim indemnification must promptly notify Univision thereof;

          (2)  Univision must pay the reasonable fees and expenses of counsel selected by the Indemnified Party, which counsel shall be reasonably acceptable to Univision, in advance of the final disposition of any such Action to the full extent permitted by applicable law, upon receipt of any undertaking required by applicable law;

          (3)  Univision will cooperate in the defense of any such matter; provided that Univision will not be liable for any settlement effected without its written consent and provided, further, that Univision shall not be obligated pursuant to this Section to pay the fees and disbursements of more than one counsel for all Indemnified Parties in any single Action except to the extent that in the opinion of counsel for the Indemnified Parties reasonably satisfactory to Univision, two or more of such Indemnified Parties have conflicting interests in the outcome of such action;

          (4)  Univision will obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of any third-party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the reasonable opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment could have a material adverse effect on its business, operations, assets or financial condition;

          (5)  Univision will not consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action; and

          (6)  Univision will not be entitled to control (but will be entitled to participate at its own expense in the defense of), and the Indemnified Party will be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third-party action (1) as to which Univision fails to assume the defense within a reasonable length of time or (2) to the extent the third-party action seeks an order, injunction, or other equitable relief against the Indemnified Party which, if successful, would materially adversely affect the business, operations, assets, or financial condition of the Indemnified Party; provided that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of Univision without the prior written consent of Univision. No Indemnified Party will be entitled to indemnity hereunder if it consents to the entry of any judgment or enters into any settlement with respect to a third party action over which it has sole control that does not include as an unconditional term thereof the giving by each claimant or plaintiff to Univision of a release from all liability in respect of such third-party action.

        (b)  Univision must cause the Surviving Corporation of the Merger to keep in effect for five years following the Effective Time provisions in its Certificate of Incorporation and bylaws providing for exculpation of director liability and indemnification of the Indemnified Parties as are currently set forth in the HBC Certificate of Incorporation and bylaws, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties' right of indemnification.

        (c)  For five years after the Effective Time, Univision must cause to be maintained officers' and directors' liability insurance covering the Indemnified Parties who are currently covered, in their capacities as officers and directors, by HBC's existing officers' and directors' liability insurance policies on terms substantially no less advantageous to the Indemnified Parties than such existing insurance; provided that Univision will not be required to maintain or procure such coverage to pay an annual premium in excess of one and one-half times the current annual premium paid by HBC for its existing coverage (the "Cap"); and provided, further, that if equivalent coverage cannot be obtained, or can be obtained only by paying an annual premium in excess of the Cap, Univision will only be required to obtain as much coverage as can be obtained by paying an annual premium equal to the Cap. HBC represents and warrants that the current annual premium paid by HBC for its existing coverage is $450,000.

        (d)  The provisions of this Section will survive the consummation of the Merger and expressly are intended to benefit each of the Indemnified Parties.

        (e)  At Closing, Univision will execute indemnification agreements in the form attached to Univision's Reports with any HBC directors and officers who become directors or executive officers of Univision or the Surviving Corporation.

        4.14    Employee Benefit Plans.    The consummation of the Merger will not be treated as a termination of employment for purposes of any HBC Employee Benefit Plan; provided that nothing in this Agreement will prohibit Univision and its Subsidiaries from amending, terminating or otherwise modifying any HBC Employee Benefit Plan in accordance with its terms and applicable law. To the extent such periods of service would have counted under similar HBC Employee Benefit Plans, Univision and any Affiliates of Univision shall cause periods of service with HBC and its Subsidiaries to count for purposes of eligibility and vesting (but not for purposes of benefit accrual under defined benefit plans) under Univision Employee Benefit Plans that, at any time after the Effective Time, provide benefits to employees of HBC or its Subsidiaries. If any employee of HBC or its Subsidiaries participates in a Univision group health plan during the calendar year in which the Effective Time occurs, credit will be given under such Univision group health plan during such year for any deductibles or out-of-pocket amounts previously paid in such year by such employee and taken into account under the HBC group health plan. All employees and their dependents who are presently participating in HBC Employee Benefit Plans will be entitled to immediately participate in Univision Employee Benefit Plans as of the Effective Time. Notwithstanding any other provisions of this Section 4.14, Univision shall have the option of keeping one or more of the HBC Employee Benefit Plans in effect for the remainder of the plan year, rather than bringing the HBC employees under the corresponding Univision Employee Benefit Plan as of the Effective Time. In such event, all employees and their dependents who are participating in an HBC Employee Benefit Plan through the remainder of the plan year will be entitled to immediately participate in the corresponding Univision Employee Benefit Plan as of the date following their termination of participation. Any group health plan maintained by Univision in which former employees of HBC or its Subsidiaries participate in accordance with this paragraph will not limit coverage based on pre-existing conditions or waiting periods to the extent such pre-existing conditions were not taken into account or the waiting periods were satisfied under the corresponding HBC group health plan.

        4.15    Stock Option Plans.

        (a)  HBC and Univision will take all such actions as may be necessary so that, at the Effective Time, in accordance with the terms of the HBC Long Term Incentive Plan, each option to purchase shares of HBC Class A Common Stock pursuant to HBC's Long-Term Incentive Plan ("HBC Stock Option") which is outstanding as of the Effective Time will be assumed by Univision and converted into an option to purchase the number of shares of Univision Class A Common Stock (rounded up to the nearest whole share) equal to the number of shares of HBC Class A Common Stock subject to such option multiplied by .85, at an exercise price per share of Univision Class A Common Stock (rounded down to the nearest penny) equal to the former exercise price per share of HBC Class A Common Stock under such option immediately before the Effective Time divided by .85; provided that in the case of any HBC Stock Option to which Section 421 of the Code applies by reason of its qualification under Section 422 of the Code, the conversion formula will be adjusted, if necessary, to comply with Section 424(a) of the Code.

        (b)  In addition, Univision may elect to offer each holder of an HBC Stock Option the right, but not the obligation, to surrender such options for a substitute Univision Stock Option issued under the terms of the Univision Stock Plan. The substituted Univision Stock Option will be subject to the same terms and conditions (including expiration date, vesting and exercise provisions) as were applicable to the converted HBC Stock Option immediately before the Effective Time; provided that the vesting schedule in respect of any Univision Stock Option issued in substitution for any unvested or partially unvested HBC Stock Option will provide that such Univision Stock Option shall vest in four equal annual increments beginning on the first anniversary of the date of grant of such HBC Stock Option. To the extent necessary, Univision will prepare and submit to the NYSE a listing application covering the shares of Univision Class A Common Stock issuable pursuant to such substituted Univision Stock Options, and will use reasonable efforts to promptly obtain approval for the listing of such Univision Class A Common Stock, subject to official notice of issuance.

        (c)  As soon as practicable after the Effective Time, Univision will deliver to the holders of HBC Stock Options appropriate notices setting forth such holders' rights with respect thereto. Univision will reserve a sufficient number of shares of Univision Class A Common Stock for issuance upon exercise of converted and substituted HBC Stock Options following the Merger. Univision will file (or cause to be filed) at the Effective Time and will use its best efforts to have declared effective a registration statement on Form S-8 under the Securities Act within 10 business days after the Merger registering the shares underlying the substituted Univision Stock Options or any assumed HBC Stock Options. Univision agrees that after the Closing, HBC employees will be eligible to receive Univision Stock Options that, if and when granted, will take into account the recipient's time of service and position at HBC.

        4.16    Cooperation, Notification.    Each party must

        (a)  confer on a regular and frequent basis with one or more representatives of the other party to discuss, subject to applicable law, material operational matters and the general status of its ongoing operations,

        (b)  promptly notify the other party of any significant changes in its business, properties, assets, condition (financial or other), results of operations or prospects,

        (c)  promptly advise the other party of any material inaccuracy in any of its representations or warranties or nonperformance of any of its covenants in this Agreement or of any change or event which has had or, insofar as reasonably can be foreseen, is reasonably likely to result in, in the case of HBC, an HBC Material Adverse Effect or, in the case of Univision, a Univision Material Adverse Effect and

        (d)  promptly provide the other party with copies of all filings made by such party or any of its subsidiaries with any Governmental Entity in connection with this Agreement and the Transactions.

        4.17    Post-Merger Board of Directors.    Univision's board of directors will take such action as may be necessary to elect as directors of Univision, McHenry T. Tichenor, Jr. ("Tichenor") and another individual designated by HBC and reasonably acceptable to Univision's board of directors; provided that if, before the Effective Time, either designee declines or is unable to serve, the majority of the remaining members of HBC's board of directors, subject to Univision's approval not to be unreasonably withheld, will designate another person to serve in such person's stead.

        4.18    Post-Merger Management.    Immediately after the Effective Time, Univision will establish a four-member senior executive team dedicated to the integration and synergy of Univision and HBC. Unless otherwise agreed by Perenchio and Tichenor, the team will be comprised of Tichenor, Jeffrey T. Hinson, Andrew Hobson, and Ray Rodriguez. The team will be chaired by Tichenor.

        4.19    Ancillary Actions and Agreements.    On or before the Closing Date,

        (a)  Univision will file with the Delaware Secretary of State an amended Certificate of Incorporation containing the terms set forth on Exhibit F, as well as increases in authorized shares, if desired by Univision, as discussed in Section 4.3(a); and

        (b)  Univision will execute a Registration Rights Agreement substantially in the form attached as Exhibit G.

        4.20    Non-Interference.    Neither party will enter into any acquisition, merger, business combination or other similar agreement or take any other action that would have the effect of preventing or significantly impeding, delaying or interfering with the Merger.

        4.21    No Additional Representations and Warranties.    Each of Univision and Merger Sub, on the one hand, and HBC, on the other hand, agrees that, except for the representations and warranties made by the other party that are expressly set forth in Article II and Article III of this Agreement, as applicable, neither party has made and shall not be deemed to have made to such other party any representation or warranty of any kind. Unless otherwise expressly liable pursuant to a written agreement, no Representative or "affiliate" (each such person a '33 Act Affiliate") within the meaning of Rule 405 promulgated under the Securities Act, acting in his or its capacity as an agent of a party, shall have any liability or obligation for breaches of this Agreement or the transactions contemplated hereby, and each party hereby waives and releases all claims of any such liability and obligation, except as set forth below. Without limiting the generality of the foregoing, each party agrees that neither the other party nor any of its '33 Act Affiliates or Representatives makes or has made any representation or warranty to such party or to any of its Representatives or '33 Act Affiliates with respect to:

        (a)  any projections, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) of future financial condition (or any component thereof) of the other party or any of its Subsidiaries or the future business, operations or affairs of the other party or any of its Subsidiaries; and

        (b)  any other information, statement or documents heretofore or hereafter delivered to or made available to such party or its Representatives or '33 Act Affiliates with respect to the other party or any of its Subsidiaries or the business, operations or affairs of the other party or any of its Subsidiaries, except to the extent and as expressly covered by a representation and warranty made by the other party and contained in Article II or Article III of this Agreement, as applicable.

Notwithstanding anything to the contrary in this Section 4.21, nothing in this Agreement shall relieve any party to this Agreement, any Representative, or any '33 Act Affiliate from any liability for statutory or common law fraud.

        4.22    SAR's.    HBC has granted certain stock options to certain individuals (the "Optionholders") which provide for a grant of stock appreciation rights upon a change in control of HBC. HBC shall use its reasonable best efforts to have each Optionholder waive its right to the stock appreciation right prior to consummation of the Transactions. In exchange for each Optionholder's waiver, Univision shall agree to pay, on behalf of each such Optionholder, any brokerage commission, up to a maximum of $.05 per share, incurred in connection with the sale of any shares of capital stock underlying the stock options made contemporaneously with such exercise.

        4.23    Conversion to Class B Common Stock.    If the Forward Merger has not been effected pursuant to the terms of this Agreement and the FCC has deemed Clear Channel Communications, Inc. ("Clear Channel") to have an attributable interest in Univision under the Federal Communications Act or any of its rules or regulations at any time after the Effective Time, upon the request of Clear Channel and the submission of a certificate or certificates representing the shares of Univision Class A Common Stock then owned by Clear Channel, Univision will promptly issue to Clear Channel in exchange therefore, a certificate or certificates representing an equivalent number of shares of Univision Class B Common Stock. In such event, Univision shall prepare and submit to the NYSE a listing application covering the Univision Class A Common Stock issuable upon the conversion of the Univision Class B Common Stock.

ARTICLE V

CONDITIONS

        5.1    Conditions to Each Party's Obligation to Effect the Merger.    The respective obligation of each party to effect the Merger will be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a)  This Agreement and the Transactions shall have been approved in the manner required by applicable law, by the certificate of incorporation of the corporation or by the applicable regulations of any stock exchange or other regulatory body, as the case may be, by the appropriate holders of the issued and outstanding shares of capital stock of HBC and Univision, respectively.

        (b)  The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

        (c)  None of the parties shall be subject to any order or injunction of a court of competent jurisdiction that prohibits the consummation of the Transactions. If any such order or injunction shall have been issued, each party agrees to use its reasonable efforts to have any such injunction lifted.

        (d)  The Form S-4 shall have become effective and shall be effective at the Effective Time, and no stop order suspending effectiveness of the Form S-4 shall have been issued, no action, suit, proceeding or investigation by the SEC to suspend the effectiveness thereof shall have been initiated and be continuing, or, to the Knowledge of Univision or HBC, threatened, and all necessary approvals under state securities laws relating to the issuance of the Univision Stock to be issued to HBC stockholders in connection with the Merger shall have been received.

        (e)  All orders and approvals of the FCC required in connection with the consummation of the Transactions shall have been obtained or made, without the imposition of conditions that would materially and adversely affect the ability of Surviving Corporation or Univision to own and/or operate any or all of their Stations as operated as of the date hereof, whether or not any appeal or request for reconsideration of such order is pending, or whether the time for filing any such appeal or request for reconsideration or for any sua sponte action by the FCC has expired.

        (f)    All consents, authorizations, orders and approvals of (or filings or registrations with) any governmental commission, board or other regulatory body (other than the FCC) required in connection with the execution, delivery and performance of this Agreement shall have been obtained or made, except for filings in connection with the Merger and any other documents required to be filed after the Effective Time and except where the failure to have obtained or made any such consent, authorization, order, approval, filing or registration would not have a material adverse effect on the business, results of operations or financial condition of Univision and HBC (and their respective Subsidiaries), taken as a whole, following the Effective Time.

        (g)  The Univision Stock to be issued to holders of HBC Class A Common Stock in connection with the Merger, the shares of Univision Class A Common Stock issuable in connection with options to acquire HBC Class A Common Stock and, to the extent necessary, the shares of Univision Class A Common Stock issuable in connection with the substitute Univision Stock Options contemplated by Section 4.15(b) and the conversion of the Univision Class B Common Stock, if any, issued pursuant to Section 1.8 shall have been approved for listing on the NYSE, subject only to official notice of issuance.

        5.2    Conditions to Obligation of HBC to Effect the Merger.    The obligation of HBC to effect the Merger shall be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a)  Each of the representations and warranties of Univision set forth in this Agreement must be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; provided that this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or Univision Material Adverse Effect qualifier(s) contained in any and each such representation or warranty) would have a Univision Material Adverse Effect. HBC shall have received a certificate signed on behalf of Univision by two of the following executives of Univision to such effect: the Chief Executive Officer, any Vice-Chairman, any Executive Vice President and the Chief Financial Officer.

        (b)  Univision must have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and HBC must have received a certificate signed on behalf of Univision by two of the following executives of Univision to such effect: the Chief Executive Officer, any Vice-Chairman, any Executive Vice President and the Chief Financial Officer.

        (c)  HBC shall have received the opinion of Vinson & Elkins L.L.P., special counsel to HBC, based upon reasonably requested representation letters from HBC, Univision and Merger Sub and dated the Closing Date, substantially to the effect that

          (1)  the Merger will constitute a reorganization for United States federal income tax purposes within the meaning of Section 368(a) of the Code,

          (2)  HBC, Univision and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code, and

          (3)  no gain or loss will be recognized by stockholders of HBC as a result of the Merger (except to the extent that cash is received in lieu of fractional share interests).

        (d)  Univision shall have executed a Registration Rights Agreement substantially in the form attached hereto as Exhibit G; which condition cannot be waived by HBC.

        (e)  The Univision Stockholder Support Agreement shall have remained in full force and effect through the Effective Time and shall not have been breached by Perenchio.

        (f)    Perenchio shall not have revoked or otherwise terminated the Voting Agreement executed on the date of this Agreement by Perenchio and Tichenor, and neither Univision nor Merger Sub shall have revoked or otherwise terminated the employment agreement they executed on the date of this Agreement with Tichenor.

        5.3    Conditions to Obligation of Univision to Effect the Merger.    The obligation of Univision to effect the Merger shall be subject to the fulfillment at or before the Closing Date of the following conditions:

        (a)  Each of the representations and warranties of HBC set forth in this Agreement must be true and correct as of the date of this Agreement and as of the Effective Time as though made on and as of the Effective Time; provided that this condition will be deemed to have been satisfied unless the individual or aggregate impact of all inaccuracies of such representations and warranties (without regard to any materiality or HBC Material Adverse Effect qualifier(s) contained in any and each such representation or warranty) would have an HBC Material Adverse Effect. Univision shall have received a certificate signed on behalf of HBC by any two of the following executives of HBC to such effect: the Chief Executive Officer, Chief Operating Officer, any Executive Vice President and the Chief Financial Officer.

        (b)  HBC must have performed in all material respects all covenants and agreements required to be performed by it under this Agreement at or before the Effective Time, and Univision must have received a certificate signed on behalf of HBC by any two of the following executives of HBC to such effect: the Chief Executive Officer, the Chief Operating Officer, any Executive Vice President and the Chief Financial Officer.

        (c)  After the Effective Time, no person shall have any right under any stock option plan (or any option granted thereunder) or other plan, program or arrangement to acquire any equity securities of HBC.

        (d)  The HBC Stockholder Support Agreement shall have remained in full force and effect through the Effective Time and shall not have been breached by any signatory thereto.

        (e)  Tichenor shall not have revoked or otherwise terminated the Voting Agreement executed on the date of this Agreement by Perenchio and Tichenor, and Tichenor shall not have revoked or otherwise terminated the employment agreement he executed with Univision and/or Merger Sub on the date of this Agreement, provided that the death or incapacity of Tichenor will not be deemed to be a failure of this condition.

        (f)    HBC shall have obtained the consent or approval of each person whose consent or approval shall be required under any Contract to which HBC or any of its Subsidiaries is a party, unless failure to obtain such consent or approval would not individually or in the aggregate have an HBC Material Adverse Effect.

        (g)  Each of Tichenor, Jeffrey T. Hinson and Gary Stone and each director of HBC who is an Optionholder shall have agreed to amend his or her stock option agreement to (x) eliminate any right to receive a stock appreciation right upon a change in control and (y) provide that Univision shall pay any brokerage commission, up to a maximum of $.05 per share, on behalf of such person upon any sale of the shares underlying such stock option made contemporaneously with such exercise.

ARTICLE VI

TERMINATION

        6.1    Termination by Mutual Consent.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, by the mutual consent of Univision and HBC.

        6.2    Termination by Either Univision or HBC.    This Agreement may be terminated and the Merger may be abandoned by action of the board of directors of either Univision or HBC, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, if

        (a)  the Merger shall not have been consummated by September 30, 2003; provided, in the case of a termination pursuant to this clause (a), that the terminating party shall not have breached in any material respect its obligations under this Agreement in any manner that shall have proximately contributed to the failure to consummate the Merger by September 30, 2003;

        (b)  the approval of HBC's stockholders required by Section 5.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof;

        (c)  the approval of Univision's stockholders required by Section 5.1(a) shall not have been obtained at a meeting duly convened therefor or at any adjournment thereof;

        (d)  a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Transactions and such order, decree, ruling or other action shall have become final and non-appealable; provided that the party seeking to terminate this Agreement pursuant to this clause (d) shall have used all reasonable efforts to remove such injunction, order or decree; or

        (e)  the FCC shall have issued an order or ruling or taken other action denying approval of the Transactions, and such order, ruling or other action shall have become final and non-appealable.

        6.3    Termination by HBC.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of Merger Sub or HBC or the approval of the stockholders of Univision contemplated hereby, by action of the board of directors of HBC

        (a)  during the HBC Applicable Period, as contemplated by Section 4.1(b)(2)(ii);

        (b)  if there has been a breach by Univision of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have a Univision Material Adverse Effect;

        (c)  if there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of Univision, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by HBC to Univision, and which would cause the condition set forth in Section 5.2(b) not to be able to be satisfied; or

        (d)  if the board of directors of Univision shall have failed to recommend against a tender or exchange offer for the acquisition of 50 percent or more of Univision's outstanding capital stock within the time periods prescribed under Rule 14d-9 and Rule 14e-2 under the Exchange Act, or Univision shall have (i) entered into or recommended or been required to disclose a transaction, or proposal or offer, involving the acquisition, directly or indirectly, for consideration consisting of cash and/or securities, of 50% or more of the shares of Univision's capital stock then outstanding, voting securities representing 50% or more of the voting power of the then outstanding shares of Univision capital stock, or all or substantially all of the assets of Univision (a "Univision Acquisition Proposal"), other than an unsolicited Univision Acquisition Proposal that the board of directors of Univision is recommending against or with respect to which the board of directors of Univision has not yet taken a position (within the time period provided for in Rule 14d-9 or Rule 14e-2, if applicable) or (ii) entered into any agreement in respect of a Univision Acquisition Proposal.

Notwithstanding the foregoing, HBC's ability to terminate this Agreement pursuant to Section 6.3(a) is conditioned upon the prior payment by HBC of any amounts owed by it pursuant to Section 6.5(a)(1).

        6.4    Termination by Univision.    This Agreement may be terminated and the Merger may be abandoned at any time before the Effective Time, before or after the adoption of this Agreement by the stockholders of HBC or Merger Sub or the approval of the stockholders of Univision contemplated hereby, by action of the board of directors of Univision, if

        (a)  the board of directors of HBC shall have withdrawn or modified in a manner materially adverse to Univision its approval or recommendation of this Agreement or the Merger or shall have recommended, or failed to recommend against, an Alternative Proposal to HBC stockholders within the time periods prescribed under Rule 14d-9 and Rule 14e-2 under the Exchange Act; provided that Univision may not terminate this Agreement pursuant to this Section 6.4(a) after the HBC stockholder meeting required to be held pursuant to Section 4.3;

        (b)  there has been a breach by HBC of any representation or warranty contained in this Agreement which would have or would be reasonably likely to have an HBC Material Adverse Effect; or

        (c)  there has been a material breach of any of the covenants or agreements set forth in this Agreement on the part of HBC, which breach is not curable or, if curable, is not cured within 30 days after written notice of such breach is given by Univision to HBC, and which would cause the condition set forth in Section 5.3(b) not to be able to be satisfied.

        6.5    Effect of Termination and Abandonment.

        (a)  If any person shall have made an Alternative Proposal for HBC and thereafter

          (1)  this Agreement is terminated pursuant to Section 6.3(a) or Section 6.4(a) or

        (2)  this Agreement is terminated pursuant to Section 6.2(b) after a public announcement of an Alternative Proposal before a meeting of HBC's stockholders and a definitive agreement with respect to an Alternative Proposal is executed, or approved by the board of directors of HBC, or an Alternative Proposal is consummated in each case, within one year after such termination, then HBC shall pay Univision a fee of $100 million which shall include all fees and expenses of Univision, and Univision shall have no further right to recoup any other amounts, which amount shall be payable by wire transfer of same day funds either on the date contemplated in the last sentence of

Section 6.3 if applicable or, otherwise, within two business days after such amount becomes due. HBC acknowledges that the agreements contained in this Section 6.5(a) are an integral part of the Transactions, and that, without these agreements, Univision would not enter into this Agreement; accordingly, if HBC fails to promptly pay the amount due pursuant to this Section 6.5(a), and, in order to obtain such payment, Univision commences a suit which results in a judgment against HBC for the fee set forth in this Section 6.5(a), HBC must pay to Univision its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the rate of 12% per annum or the maximum rate permitted by law, whichever is less.

        (b)  If this Agreement is terminated and the Merger is abandoned pursuant to this ARTICLE VI, all obligations of the parties will terminate, except the obligations of the parties pursuant to this Section 6.5 and Section 4.12 and except for the provisions of ARTICLE VII. Moreover, if this Agreement is terminated pursuant to Section 6.3 or 6.4, nothing in this Agreement shall prejudice the ability of the non-breaching party from seeking damages from any other party for any willful breach of this Agreement, including without limitation, attorneys' fees and the right to pursue any remedy at law or in equity. Notwithstanding anything to the contrary in this Agreement, neither Univision nor HBC shall have any liability whatsoever solely as a result of any inability to deliver the certificate contemplated by Section 5.2(a) or Section 5.3(a), respectively, as to the truth and correctness of the representations and warranties of such party contained in this Agreement at the Effective Time. Termination of this Agreement will not terminate the obligations of any party under the Confidentiality Agreement.

        (c)  In the event of a termination by HBC under 6.3(d), Univision shall pay to HBC a termination fee of $100 million within two business days after such termination.

        6.6    Extension, Waiver.    At any time before the Effective Time, any party hereto, by action taken by its board of directors, may, to the extent legally allowed,

        (a)  extend the time for the performance of any of the obligations or other acts of the other parties,

        (b)  waive any inaccuracies in the representations and warranties made to such party contained in this Agreement or in any document delivered pursuant hereto; or

        (c)  subject to applicable law, waive compliance with any of the agreements or conditions for the benefit of such party contained in this Agreement. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in writing signed on behalf of such party.

ARTICLE VII

GENERAL PROVISIONS

        7.1    Nonsurvival of Representations, Warranties and Agreements.    The representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive the Merger, provided that the agreements contained in ARTICLE I, Section 4.13, Section 4.18, Section 4.23 and this ARTICLE VII will survive the Merger.

        7.2    Notices.    Any notice required to be given hereunder will be sufficient if in writing, and sent by facsimile transmission and by courier service (with proof of service), hand delivery or certified or registered mail (return receipt requested and first-class postage prepaid), addressed as follows:

If to Univision: 1999 Avenue of the Stars Los Angeles, CA 90067	If to HBC: 3012 Oak Lawn Avenue, Suite 215 Dallas, Texas 75219
Attention: C. Douglas Kranwinkle Telecopier No.: (310) 556-1526	Attention: McHenry T. Tichenor, Jr. Telecopier No.: (214) 525 7830
With copies to: O'Melveny & Myers LLP 1999 Avenue of the Stars, Suite 700 Los Angeles, CA 90067 Attention: Kendall R. Bishop Telecopier No.: (310) 246-6779	With copies to: Vinson & Elkins L.L.P. 3700 Trammell Crow Center 2001 Ross Avenue Dallas, Texas 75201 Attention: Michael D. Wortley Telecopier No.: (214) 999-7732

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated, personally delivered or mailed.

        7.3    Assignment; Binding Effect.    Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the parties (whether by operation of law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon and shall inure to the benefit of the parties and their respective successors and assigns. Notwithstanding anything contained in this Agreement to the contrary, except for the provisions of Section 4.13, Section 4.18, 4.23 and 5.2(d)(as to which Clear Channel Communications, Inc is a third party beneficiary), nothing in this Agreement, expressed or implied, is intended to confer on any person other than the parties hereto or their respective heirs, successors, executors, administrators and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement.

        7.4    Entire Agreement.    This Agreement, the Exhibits, HBC Disclosure Letter, Univision Disclosure Letter, the Confidentiality Agreement and any documents delivered by the parties in connection herewith constitute the entire agreement among the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings among the parties with respect thereto. No addition to or modification of any provision of this Agreement shall be binding upon any party hereto unless made in writing and signed by all parties hereto.

        7.5    Amendment.    This Agreement may be amended by the parties hereto, by action taken by their respective boards of directors, at any time before or after approval of matters presented in connection with the Merger by the stockholders of HBC, Merger Sub or Univision, but after any such stockholder approval, no amendment shall be made which by law requires the further approval of stockholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.

        7.6    Governing Law.    This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without regard to its rules of conflict of laws.

        7.7    Counterparts.    This Agreement may be executed by the parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies of this Agreement each signed by less than all, but together signed by all of the parties hereto.

        7.8    Headings.    Headings of the Articles and Sections of this Agreement are for the convenience of the parties only, and shall be given no substantive or interpretive effect whatsoever.

        7.9    Interpretation.    In this Agreement, unless the context otherwise requires, words describing the singular number shall include the plural and vice versa, and words denoting any gender shall include all genders and words denoting natural persons shall include corporations and partnerships and vice versa. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties and no presumption or burden of proof will arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. "Knowledge" means the knowledge of the executive officers (as defined in the Exchange Act) of the applicable entity.

        7.10    Waivers.    Except as provided in this Agreement, no action taken pursuant to this Agreement, including, without limitation, any investigation by or on behalf of any party, will be deemed to constitute a waiver by the party taking such action of compliance with any representations, warranties, covenants or agreements contained in this Agreement. The waiver by any party hereto of a breach of any provision hereunder will not operate or be construed as a waiver of any prior or subsequent breach of the same or any other provision hereunder.

        7.11    Incorporation of Exhibits.    HBC Disclosure Letter, Univision Disclosure Letter and all Exhibits attached hereto and referred to in this Agreement are hereby incorporated in this Agreement and made a part of this Agreement for all purposes as if fully set forth in this Agreement.

        7.12    Severability.    Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

        7.13    Enforcement of Agreement.    The parties hereto agree that irreparable damage would occur if any of the provisions of this Agreement was not performed in accordance with its specific terms or as otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any Delaware court, this being in addition to any other remedy to which they are entitled at law or in equity. In any such action for specific performance, no party will be required to post a bond.

        7.14    Subsidiaries.    As used in this Agreement, the word "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, of which such party directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, or any organization of which such party is a general partner.

        7.15    Waiver Of Jury Trial.    EACH PARTY TO THIS AGREEMENT WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION, SUIT OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

        IN WITNESS WHEREOF, the parties have executed this Agreement and caused the same to be duly delivered on their behalf on the day and year first written above.

UNIVISION COMMUNICATIONS INC.
By:	/s/ C. DOUGLAS KRANWINKLE Name: C. Douglas Kranwinkle Title: Executive Vice President

HISPANIC BROADCASTING CORPORATION
By:	/s/ MCHENRY T. TICHENOR, JR. Name: McHenry T. Tichenor, Jr. Title: Chairman, CEO & President

UNIVISION ACQUISITION CORPORATION
By:	/s/ C. DOUGLAS KRANWINKLE Name: C. Douglas Kranwinkle Title: Vice President & Secretary

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AGREEMENT AND PLAN OF REORGANIZATION by and among UNIVISION COMMUNICATIONS INC., UNIVISION ACQUISITION CORPORATION and HISPANIC BROADCASTING CORPORATION dated as of June 11, 2002
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AGREEMENT AND PLAN OF REORGANIZATION